

It's your money.

Your community.

Your kind of service.

A N N U A L R E P
200

TOWER FINANCIAL CORPORATION


Total Assets
(rounded to millions)
1999
2000
2001
38
141
230
56
160
242
91
183
266
104
212
292
1Q
2Q
3Q
4Q


Net Income
(rounded to thousands)
Results prior to 2001 were without tax.
1999
2000
2001
-619
-151
203
-542
84
263
-265
153
296
-250
988
358
includes tax benefit
1Q
2Q
3Q
4Q


Net Interest Income
(rounded to thousands)
1999
2000
2001
200
1,179
1,703
448
1,358
1,815
688
1,542
2,067
952
1,644
2,244
1Q
2Q
3Q
4Q


Noninterest Income
(rounded to thousands)
1999
2000
2001
6
193
339
84
237
425
114
290
487
83
308
534
1Q
2Q
3Q
4Q

FINANCIAL HIGHLIGHTS

Dollars in thousands (except share data)

Year Ended December 31,	2001	2000	% Change 2001/2000
RESULTS OF OPERATIONS:			
Interest income	$ 15,931	$ 12,769	25 %
Interest expense	8,102	7,047	15
Net interest income	7,829	5,722	37
Provision for loan losses	1,120	1,355	(17)
Noninterest income	1,785	1,028	74
Noninterest expense	6,638	4,909	35
Income before income taxes	1,856	486	282
Income taxes expense (benefit)	736	(588)	225
Net income	1,120	1,074	4
PER COMMON SHARE DATA:			
Basic and diluted net income	$ 0.44	$ 0.42	5 %
Book value at end of period	9.29	8.85	5
Cash dividends declared	n/a	n/a	n/a
PERIOD END TOTALS:			
Total assets	$ 291,805	$ 212,413	37 %
Total loans	232,346	155,880	49
Allowance for loan losses	3,480	2,365	47
Total deposits	256,153	188,296	36
Stockholders' equity	23,505	22,396	5
Common shares outstanding	2,530,000	2,530,000	
AVERAGE TOTALS:			
Total assets	$ 240,510	$ 158,109	52 %
Total earning assets	235,330	154,791	52
Total loans	187,678	113,683	65
Total deposits	211,907	135,736	56
Stockholders' equity	22,929	21,323	8
Common shares outstanding	2,530,000	2,530,000	
PERFORMANCE RATIOS:			
Return on average assets	0.47%	0.68%	(31) %
Return on average stockholders' equity	4.88	5.04	(3)
Net interest margin	3.33	3.70	(10)
Efficiency ratio	69.04	72.73	(5)
ASSET QUALITY RATIOS:			
Nonperforming assets to loans	0.35%	0.00%	n/m %
Net charge-offs to average loans	0.00	0.00	n/m
Allowance for loan losses to loans	1.50	1.52	(1)
LIQUIDITY AND CAPITAL RATIOS:			
Loan to deposit ratio	90.71%	82.78%	10 %
Total stockholders' equity to total assets	8.06	10.54	(24)
Total risk-based capital	12.12	14.24	(15)
Tier 1 risk-based capital	10.87	12.99	(16)
Tier 1 leverage capital	10.02	11.21	(11)

n/m - not meaningful
n/a - not applicable

Dear Fellow Shareholders:

In our nation's collective memory, there will always be some years we can never forget. The past year is one of those, for we will always remember September 11 and the thousands of lives tragically lost. Yet, tragedy is often the catalyst for renewed belief and positive aspirations. Our people and our business institutions have demonstrated once again that we are a nation of winners.

Just as our nation keeps moving forward, so too does Tower Financial Corporation. Despite the impact of September's events, a weakened economy and numerous interest rate cuts, 2001 was an extraordinary year for Tower. We saw our positive growth trends continue, generating record levels of assets, loans and deposits for another 12 months of profitable operations.

Tower's 2001 earnings performance was particularly noteworthy. On a pretax basis, income rose 282% above 2000 levels, to $1.856 million. In addition, 2001 was Tower's first fully taxable year, an important milestone for our company as we paid income taxes at the federal and state statutory rates. By comparison, 2000 net income was boosted by a one-time tax benefit of $588 thousand for the use of a net operating loss carryforward. After tax, Tower reported 2001 net income of $1.120 million or $0.44 per share, compared with 2000 net income of $1.074 million or $0.42 per share.

Since we opened for business in February 1999, we have completed eleven consecutive quarters of core earnings improvement, driven by the successful implementation of strategies geared to the needs of our marketplace. We are a business lender in a market blessed by strong entrepreneurial activity — a market in which business owners value service and knowledge of local conditions. As a result, net revenue climbed 42% this past year from a combination of loan growth and fee income. Assets rose 37% from last year and were $292 million at December 31, 2001. Loans increased 49% to $232 million while deposits increased 36% over 2000 to close the year at $256 million. Of special note, Tower's trust and mortgage areas both exceeded expectations. Trust assets under management at year-end rose to $224 million, almost doubling trust revenues from the year before — a remarkable performance. Likewise, our mortgage team had a very strong year, increasing broker fee income by 65%.

In other news, Tower's branch network expanded, providing additional customer convenience. We opened a third banking center in Fort Wayne's dynamic southwest area; a fourth location is slated for 2002 in the rapidly growing northeast section. As we grow, we are also adding personnel. In 2001, we created 21 new jobs in our metro area, bringing our employee total to 83. To accommodate this growth we expanded our downtown banking center's office space: we now occupy over 30,000 square feet of space in the city's historic Lincoln Tower Building.

Tower also augmented the company's philanthropic role, in keeping with our vision of having a positive impact in the community. We continue to expand our contributions to charitable organizations as well as our involvement in various programs that support area businesses. In addition, we made our beautiful downtown lobby available at no charge to numerous not-for-profit agencies as an evening site for their fundraising events. Literally thousands of dollars were raised at Tower for the benefit of the community.

Just think. As a shareholder, your investment has made all this possible — local employment, business growth and contributions to the community. You can take pride in knowing that you are responsible for fulfilling so many positive aspirations and providing a foundation for the future. It is worth noting, too, that the financial markets have begun to recognize Tower's value, as reflected by our year-end stock price.



Thank you again for your support of Tower Financial Corporation. Please consider becoming a customer of the bank, if you are not already — and experience your investment firsthand.

Sincerely,

Donald F. Schenkel

Chairman

It's your money.

Tower Financial Corporation is now three years old, and we've already built a name for ourselves. People know us as profitable, solid and growing — thanks to the capital base you helped create.

With your investment, we have been able to hire the best people, offer the highest quality in products and services, and most importantly, translate those resources into the finest in customer service. That is how we have grown Tower — by providing the kind of service that draws customers and keeps them coming back, enhancing the value of your investment.

But there's more to it than that because we do not focus on numbers of customers alone. Instead, we focus on value. That is why we have built — and continue to build — long-lasting and mutually beneficial relationships wherein we get to know our customers and are able to anticipate their needs. So, a single relationship may easily expand and lead to others.

TOWERbank

The proof is in the numbers. During the past year, Tower saw a tremendous increase in loans and trust assets under management (please see graphs). Simultaneously, careful growth management continued to ensure the quality of our loan portfolio.

Total Trust Assets Under Management



300
200
100
1999
2000
2001
32
72
108
117
142
142
154
179
224
1Q 2Q 3Q 4Q
1Q 2Q 3Q 4Q
1Q 2Q 3Q 4Q

(rounded to millions)



Total Loans



300
200
100
1999
2000
2001
11
31
46
67
94
114
135
156
163
179
215
232
1Q 2Q 3Q 4Q
1Q 2Q 3Q 4Q
1Q 2Q 3Q 4Q

(rounded to millions)

Through customer service and relationship building, Tower has taken your investment dollars and built a strong company, one that is able to weather an economy in recession, yet poised to take advantage of opportunities that arise from economic upswings. In sum, Tower is viable, dynamic and forward-looking — and your money is responsible.



STANDING TALL
FOR OUR COMMUNITY –
AND OUR NATION.

Tower Financial Corporation wishes to thank Tippmann Properties for the complimentary use of the Lincoln Tower photograph appearing on our cover. In remembrance of the September 11 tragedy that befell our nation, Tippmann commissioned the photo, which was computer-enhanced by artist Mike Scott of Perspective, Inc., to add the "USA" shown in the building's windows. Tower Financial Corporation is proud to have this memorable image grace the cover of our annual report.

VISION STATEMENT

Tower Bank, making a positive impact in our community.

Dedicated to our community's future, Tower Bank will provide our citizens and our community with superior financial services and will support the community through business and civic endeavors.

MISSION STATEMENT

Tower Bank is passionate about serving our employees, customers, community and stockholders with respect, understanding and appreciation – the rest will follow:

FOR OUR EMPLOYEES...
loyalty, opportunity and rewards

FOR OUR CUSTOMERS...
personalized solutions to meet your needs

FOR THE COMMUNITY...
leadership, economic growth and philanthropy

FOR OUR STOCKHOLDERS...financial gain

TOWERING ACHIEVEMENTS.

Thanks to your support and investment, we have achieved truly remarkable success in just three short years. To give you a brief overview, Tower's achievements include:

- Trading on Nasdaq National Market
- Reaching profitability ahead of market and management's expectations
- Recovering start-up costs sooner than anticipated
- Creating new jobs in the market
- Establishing three banking center locations; fourth location coming in 2002
- Growing operations of our Trust area to an unexpected high, in short time frame
- Helping bring life back to the historic Lincoln Tower
- Loaning over $200 million to businesses for working capital and growth
- Providing increased philanthropic support within the community
- Expanding web site, online banking and courier services

It's a record of which you can be proud. You helped make it happen.





Total Deposits
(rounded to millions)
15
1Q
34
2Q
69
3Q
82
4Q
119
1Q
138
2Q
160
3Q
188
4Q
203
1Q
215
2Q
235
3Q
256
4Q
1999
2000
2001

Your community.



From the beginning, Tower Financial Corporation has been committed to supporting the community. In fact, that commitment is written into our vision statement — we will make a positive impact in our community by providing superior financial services and supporting business and civic endeavors.

One of the primary ways the corporation has a positive impact is through the bank's business and consumer loans, the creation of jobs, monetary donations to charitable organizations, and the contribution of bank employees' time and talent to philanthropic efforts.

TOFC NOW TRADED ON NASDAQ.

In 2001, Tower Financial Corporation received approval to have its stock listed and traded on the NASDAQ exchange. Making the move from the Over-the-Counter Bulletin Board (OTCBB) to the Nasdaq National Market (NNM) was truly an important milestone for the company, signifying growth and a coming-of-age.



The move itself was expected to increase share visibility, facilitate trading and enhance share attractiveness to a broader range of investors, funds and brokerages. One effect has been that Tower's share price and other trading data are now reported in the *Wall Street Journal* and other far-reaching media. Judging from the company's year-end stock price, listing and trading on NASDAQ has already had a positive effect.

Tower Financial Corporation's web site (towerbank.net) contains a link to NASDAQ, as well as a page for corporate news releases, which are designed to update existing and potential investors. We invite you to visit our web site — and NASDAQ's. Be sure to check regularly for all the latest company news.

In addition, Tower has a very special resource to offer, one unique to our corporation — the beautiful, historic Lincoln Tower lobby itself. We make the lobby available at no cost to nonprofit groups to use for fundraising events. Often, these are gala affairs, with literally thousands of dollars for the community being raised within these walls.

This past year, for example, the Tower lobby was the site of fundraisers for Family & Children's Services, the Fort Wayne Articulates, the Fort Wayne Ballet, Northeast Indiana Radio Reading Service and others. It is our privilege to make the Tower lobby available for such fundraising efforts, and we plan to continue doing so in the future. In fact, there are already numerous groups scheduled to use the lobby in the current year, ready to raise money to benefit your community.


Your kind of service.

Tower's commitment to excellence includes providing the kind of service you want to receive yourself, whenever you go into a place of business. Our priority is to put people first, and we go to great lengths not only to be respectful and understanding of our customers but also to provide the highest levels of expertise — in short, the very best service possible. Tower continually evaluates the financial products offered, to be sure we are meeting customers' needs, and we work hard to make it convenient for them to bank with us.

Our customers' convenience is why we established branch offices for the bank at Dupont and Lima, and at Scott and Illinois Roads — to bring Tower to the rapidly growing northwest and southwest areas of Fort Wayne. (In 2002, we are also building a new branch at Stellhorn and Lahmeyer Roads to serve the northeast segment of Fort Wayne.)

During the past year, Tower added online banking for businesses, too, and expanded its courier service in response to area businesses' requests. Our courier service has been especially successful in meeting the needs of our community's businesses and remains a mark of distinction for Tower. By bringing the bank to our clients, Tower provides the ultimate in convenience, enabling business owners and their staff to spend valuable time working on the business, not standing in banking lines.

Tower strives every day to provide the courtesy our customers deserve, the expertise and products they need, and the convenience they expect. We believe in continually working to improve — and staying focused on the kind of service people want.

TOWER IS GROWING TO MEET YOUR NEEDS.

Tower's commitment to the community includes providing the highest level of convenience possible. We have lived up to this commitment by providing online banking, web bill pay, automated telephone banking and courier service to our business clients. At Tower we respect the fact that there are times when clients need to talk to a person instead of a machine. That's where Customer Care comes in. Our representatives are highly experienced and take very special care of each client during business hours.

We have also expanded our convenience to customers through more traditional means — the branch office. Tower now has three locations with a fourth opening in 2002.


Berry St.
TOWERbank.
Downtown
Wayne St.
Clinton St.
N

DOWNTOWN

Located in the heart of the business community, Tower's main branch is housed in the beautiful, historic Lincoln Tower lobby. The bank chose to make this community treasure its home as a means of illustrating its commitment to Fort Wayne.

116 E. Berry St. • Fort Wayne, IN 46802 • 260-427-7000


3
Dupont Rd.
Lima Rd.
TOWERbank.
in Northbrook Village
Coldwater Rd.
N

DUPONT

In Fort Wayne's rapidly developing northwest area, Tower's Dupont branch is conveniently located in Northbrook Village, at the intersection of Dupont and Lima Roads. Opened in May 2000, this banking center has already contributed significantly to the bank's customer base.

1545 W. Dupont Rd. • Fort Wayne, IN 46825 • 260-427-7080


Illinois Rd.
TOWERbank.
The Shops at Scott Road
Scott Rd.
Covington Rd.
N

SOUTHWEST

Southwest Fort Wayne offers an ideal location for Tower. The area includes not only subdivisions, schools and shopping centers but also Lutheran Hospital, several other medical complexes and the Auto Mall. Opened February 1, 2001, this banking center is Tower's newest location.

10373 Illinois Rd. • Fort Wayne, IN 46814 • 260-427-7090


Maplecrest Rd.
Stellhorn Rd.
Lahmeyer Rd.
TOWERbank.
Northeast
Trier Rd.
N

NORTHEAST

Our next branch office will be in the growing northeast section of Fort Wayne, an area filled with neighborhoods, schools and a wide range of businesses. The office will be located at Stellhorn and Lahmeyer Roads and is expected to open later in 2002.

Stellhorn & Lahmeyer Rds. • 260-427-7070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT

FORM 10-KSB

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2001**

OR

__ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-25287

TOWER FINANCIAL CORPORATION
(Name of small business issuer in its charter)

Indiana	**35-2051170**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
116 East Berry Street, Fort Wayne, Indiana	**46802**
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number, including area code: **(260) 427-7000**

Securities registered under Section 12(b) of the Exchange Act: **NONE**

Securities registered under Section 12(g) of the Exchange Act: **COMMON STOCK, WITHOUT PAR VALUE**

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes __X__ No _____

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. __X__

Issuer's revenues for the fiscal year ended December 31, 2001: $17,716,387

Aggregate market value of the voting and non-voting common stock held by nonaffiliates of the registrant based on the last sale price for such stock at February 15, 2002 (assuming solely for the purposes of this calculation that all directors and executive officers of the registrant are "affiliates"): $28,397,183

Number of shares of Common Stock outstanding at February 15, 2002: 2,530,000

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document have been incorporated by reference into this Annual Report on Form 10-KSB.

IDENTITY OF DOCUMENT	PART OF 10-KSB INTO WHICH DOCUMENT IS INCORPORATED
Definitive Proxy Statement for the Annual Meeting of Shareholders To be held April 16, 2002	Part III

Transitional Small Business Disclosure Format Yes ____ No __X__

TOWER FINANCIAL CORPORATION
Fort Wayne, Indiana

Annual Report to Securities and Exchange Commission
December 31, 2001

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

General

Tower Financial Corporation (the "Company") was incorporated as an Indiana corporation on July 8, 1998. The Company owns all of the issued and outstanding stock of Tower Bank & Trust Company (the "Bank") and is a bank holding company under the Federal Bank Holding Company Act of 1956, as amended. The Bank is an Indiana chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a member of the Federal Reserve System. The Bank commenced business on February 19, 1999.

The Bank provides a range of commercial and consumer banking services primarily in Allen County, Indiana, including Fort Wayne and its suburbs. Those services reflect the Bank's strategy of serving small- to medium-sized businesses and individual customers. The Bank's lending strategy is focused on commercial loans and, to a lesser extent, on consumer and residential mortgage loans. The Bank offers a broad array of deposit products, including checking, savings, and money market accounts, certificates of deposit and direct deposit services. During 1999, the Bank began providing personal trust services through its Investment Management & Trust Services.

The Bank's main office is located in downtown Fort Wayne, Indiana, and serves as the Company's corporate headquarters.

Expansion

In May 2000, the Bank opened its first branch office located in the northwest section of Fort Wayne, Indiana and, in January 2001, the Bank opened a second branch office located in the southwest section of Fort Wayne. The Bank purchased land in northeast Fort Wayne during 2001 and is developing plans to open a third branch bank office during 2002 on that site.

The Bank also opened two mortgage loan production offices during 1999, one in Huntington, Indiana and the other in Columbia City, Indiana. As a result of inadequate loan production in the latter market, the Bank subsequently did not renew its lease and closed the office in Columbia City during the fourth quarter of 2001.

Lending Practices

The Bank makes loans to individuals and businesses located within its market area. The Bank's loan portfolio at December 31, 2001 consisted of commercial loans (79%), residential mortgage loans (7%) and personal loans (14%). The Bank's legal lending limit under applicable federal banking regulations is approximately $4.5 million, based on the legal lending limit of 15% of capital and surplus.

Commercial Loans. Commercial loans are made primarily to small- and medium-sized businesses. These loans may be secured or unsecured and are made available for general operating purposes, acquisition of fixed assets including real estate, equipment and machinery, financing of inventory and accounts receivable, as well as any other purposes considered appropriate. The Bank generally looks to a borrower's business operations as the principal source of repayment, but also receives, when appropriate, mortgages on real estate, security interests in inventory, accounts receivable and other personal property and/or personal guarantees. Approximately 22% of the Bank's commercial loans are commercial real estate loans secured by a first lien on the commercial real estate. In addition, commercial loans that are not mortgage loans are typically secured by a lien on equipment, inventory and/or other assets of the commercial borrower.

Commercial real estate lending involves more risk than residential lending because loan balances are greater and repayment is dependent upon the borrower's operations. The Bank endeavors to reduce the risk associated with these transactions by generally limiting its exposure to owner-operated properties of customers with an established profitable history. In many cases, the Bank may further reduce this risk by (i) limiting the amount of credit to any one borrower to an amount less than the Bank's legal lending limit and (ii) avoiding certain types of commercial real estate financing.

Residential Mortgage Loans. The Bank originates residential mortgage loans which are generally long-term, with either fixed or variable interest rates. The Bank's general policy, which is subject to review by management as a result of changing market and economic conditions and other factors, is to retain all or a portion of variable interest rate mortgage loans in its loan portfolio and to broker all long-term, fixed rate loans in the secondary market. Residential real estate loans are secured by a first lien on the real estate. The Bank does not retain servicing rights with respect to any of the residential mortgage loans that it brokers. The Bank also offers home equity loans.

Personal Loans and Lines of Credit. The Bank makes personal loans and lines of credit available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles, and the making of home improvements and personal investments. The majority of the Bank's personal loans are home equity loans secured by a second lien on real estate. The Bank retains substantially all of such loans.

Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because of the type and nature of the collateral. Consumer lending collections are dependent on a borrower's continuing financial stability and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral. The Bank has a policy of careful loan underwriting, with a strong emphasis on the amount of the down payment, credit quality, employment stability and monthly income. These loans are generally repaid on a monthly repayment schedule with the payment amount tied to the borrower's periodic income. The Bank believes that the generally higher yields earned on consumer loans will help compensate for the increased credit risk associated with such loans and that consumer loans are important to its efforts to serve the credit needs of its customer base.

Loan Policies. Although the Bank takes a progressive and competitive approach to lending, it stresses high quality in its loans. Because of the Bank's local nature, management believes that quality control is achieved while still providing prompt and personal service. The Bank is subject to written loan policies that contain general lending guidelines and are subject to periodic review and revision by the Bank's Loan and Investment Committee and its Board of Directors. These policies relate to loan administration, documentation, approval and reporting requirements for various types of loans.

The Bank's loan policies include procedures for oversight and monitoring of the Bank's lending practices and loan portfolio. The Bank seeks to make sound loans, while recognizing that lending money involves a degree of business risk. The Bank's loan policies are designed to assist in managing the business risk involved in making loans. These policies provide a general framework for the Bank's loan operations, while recognizing that not all loan activities and procedures can be anticipated. The Bank's loan policies instruct lending personnel to use care and prudent decision making and to seek the guidance of the Chief Lending Officer or the President and Chief Executive Officer of the Bank where appropriate.

The Bank's loan policies provide guidelines for loan-to-value ratios that limit the size of certain types of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral. Regulatory and supervisory loan-to-value limits are established by the Federal Deposit

Insurance Corporation Improvement Act of 1991. The Bank's internal loan-to-value limitations follow those limits and, in certain cases, are more restrictive than those required by the regulators.

The Bank's loan policies also establish an "in-house" limit on the aggregate amount of loans to any one borrower. This limit is a guideline that currently does not exceed $3.5 million. This internal limit is subject to review and revision by the Board of Directors from time to time.

In addition, the Bank's loan policies provide guidelines for (i) personal guarantees, (ii) loans to employees, executive officers and directors, (iii) problem loan identification, (iv) maintenance of an allowance for loan losses and (v) other matters relating to the Bank's lending practices.

Deposits and Other Services

Deposits. The Bank offers a broad range of deposit services, including checking, savings, and money market accounts, certificates of deposit and direct deposit services. Transaction accounts and certificates of deposit are tailored to the Bank's primary market area at rates competitive with those offered in Allen County. All depositors are insured by the FDIC up to the maximum amount permitted by law. The Bank solicits deposit accounts from individuals, businesses, associations, financial institutions and government entities in and around Allen County, as well as certificates of deposit accounts nationally through a rate-posting system.

Other Services. The Bank offers a courier service for business deposit customer convenience. During 1999, the Bank began offering investment management and trust services to its customers. The Bank has contracted with a third party vendor to provide telephone banking which became operational during 2000. In addition, during early 2001 the Bank also began providing computer banking through the Internet. The Bank has established relationships with correspondent banks and other independent financial institutions to provide other services requested by its customers, including loan participations where the requested loan amounts exceed the Bank's policies or legal lending limits.

Investments

The principal investment of the Company is its ownership of all of the common stock of the Bank. Funds retained by the Company from time to time may be invested in various debt instruments, including but not limited to obligations guaranteed by the United States, general obligations of a state or political subdivision thereof, bankers' acceptance of deposit of United States commercial banks, or commercial paper of United States issuers rated in the highest category by a nationally recognized statistical rating organization. Although the Company is permitted to make limited portfolio investments in equity securities and to make equity investments in subsidiary corporations engaged in certain non-banking activities (which may include real estate-related activities such as mortgage banking, community development, real estate appraisals, arranging equity financing for commercial real estate, and owning or operating real estate used substantially by the Bank or acquired for future use), the Company has no present plans to make any such equity investments.

The Bank may invest its funds in a wide variety of debt instruments and may participate in the federal funds market with other depository institutions. Subject to certain exceptions, the Bank is prohibited from investing in equity securities. Real estate acquired by the Bank in satisfaction of, or foreclosure upon, loans may be held by the Bank for no longer than 10 years after the date of acquisition without the written consent of the Indiana Department of Financial Institutions. The Bank is also permitted to invest an aggregate amount not in excess of 50% of the "sound capital" of the Bank in such real estate and buildings as are necessary for the convenient transaction of its business. The Bank's Board of Directors may alter the Bank's investment policy without shareholders' approval.

Funding Sources

The Bank funded its operations in 1999 from its initial capitalization with proceeds of the Company's initial public offering. During 2000 and 2001, the Company contributed $4,000,000 and $6,750,000, respectively, to the Bank as capital to support the balance sheet growth. On an ongoing basis, the Bank funds its operations primarily with local deposits. Secondarily, the Bank also uses alternative funding sources as needed, including advances from the Federal Home Loan Bank, out-of-market deposits and other forms of wholesale financing. These alternative funding sources may be more costly than local deposits.

Effect of Government Monetary Policies

The earnings of the Company are affected by domestic economic conditions and the monetary and fiscal policies of the United States government, its agencies and the Federal Reserve Board. The Federal Reserve Board's monetary policies have had, and will continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order to, among other things, curb inflation and avoid a recession. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in United States government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary fiscal authorities including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Bank.

Regulation and Supervision

Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, the growth and earnings performance of the Company and the Bank can be affected not only by management decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include but are not limited to the Federal Reserve Board, the FDIC, the Indiana Department of Financial Institutions, the Internal Revenue Service and the state taxing authorities. The effect of such statutes, regulations and policies can be significant and cannot be predicted with any high degree of certainty. Federal and state laws and regulations generally applicable to the Company and the Bank regulate among other things:

- the scope of business,
- investment,
- reserves against deposits,
- capital levels relative to operations,
- lending activities and practices,
- the nature and amount of collateral for loans,
- the establishment of branches,
- mergers and consolidations, and
- dividends.

The system of supervision and regulation applicable to the Company and the Bank establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds, the depositors of the Bank and the public, rather than shareholders of the Bank or the Company. Any change in government regulation may have a material adverse effect on the business of the Company and the Bank.

The Company. As a bank holding company, the Company is subject to regulation by the Federal Reserve Board under the Federal Bank Holding Company Act of 1956, as amended (the "BHCA"). Under the BHCA, the Company is subject to examination by the Federal Reserve Board and is required to file reports of its operations and such additional information as the Federal Reserve Board may require. Under Federal Reserve Board policy, the Company is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where the Company might not do so absent such policy. In addition, in certain circumstances, an Indiana banking corporation may be required by order of the Indiana Department of Financial Institutions (the "Department") to increase the sound capital of the Bank or reduce the amount of its deposits.

Any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

With certain limited exceptions, the BHCA prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares or assets of any company other than a bank, unless the company involved is engaged solely in one or more activities which the Federal Reserve Board has determined to be so closely related to banking or managing or controlling banks as to be incidental to these operations. Under current Federal Reserve Board regulations, such permissible non-bank activities include such things as mortgage banking, equipment leasing, securities brokerage, and consumer and commercial finance company operations. As a result of recent amendments to the BHCA, many of these acquisitions may be effected by bank holding companies that satisfy certain statutory criteria concerning management, capitalization, and regulatory compliance, if written notice is given to the Federal Reserve within 10 business days after the transaction. In other cases, prior written notice to the Federal Reserve Board will be required.

The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish banks or non-bank businesses. See "Management's Discussion and Analysis or Plan of Operation - Capital Sources."

The Bank. The Bank is an Indiana banking corporation and a member of the Federal Reserve System. As a state-chartered member bank, the Bank is subject to the examination, supervision, reporting and enforcement jurisdiction of the Department, as the chartering authority for Indiana banks, and the Federal Reserve Board as the primary federal bank regulatory agency for state-chartered member banks. The Bank's deposit accounts are insured by the Bank Insurance Fund ("BIF") of the FDIC, which has supervision, reporting and enforcement jurisdiction over BIF-insured banks. These agencies, and federal and state law, extensively regulate various aspects of the banking business including, among other things:

- permissible types and amounts of loans,
- investments and other activities,
- capital adequacy,
- branching,
- interest rates on loans and on deposits,
- the maintenance of noninterest bearing reserves on deposit, and
- the safety and soundness of banking practices.

Federal law and regulations, including provisions added by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and regulations promulgated thereunder, establish supervisory standards applicable to the lending activities of the Bank, including internal controls, credit underwriting, loan documentation and loan-to-value ratios for loans secured by real property.

The Bank is subject to certain federal and state statutory and regulatory restrictions on any extension of credit to the Company or its subsidiaries, on investments in the stock or other securities of the Company or its subsidiaries, and on the acceptance of the stock or other securities of the Company or its subsidiaries as collateral for loans to any person. Certain limitations and reporting requirements are also placed on extension of credit by the Bank to its directors and officers, to directors and officers of the Company and its subsidiaries, to principal shareholders of the Company, and to "related interests" of such directors, officers and principal shareholders. In addition, such legislation and regulations may affect the terms upon which any person becoming a director or officer of the Company or one of its subsidiaries or a principal shareholder of the Company may obtain credit from banks with which the Company maintains a correspondent relationship.

The FDIC, the Office of Thrift Supervision, the Federal Reserve Board and the Office of the Comptroller of the Currency have published guidelines implementing the FDICIA requirement that the federal banking agencies establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines prescribe the goals to be achieved in each area, and each institution will be responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal bank regulator may require the institution to submit a plan for achieving and maintaining compliance. The preamble to the guidelines states that the agencies expect to require a compliance plan from an institution whose failure to meet one or more of the standards is of such severity that it could threaten the safe and sound operation of the institution. Failure to submit an acceptable compliance plan, or failure to adhere to a compliance plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action.

The Bank's business includes making a variety of types of loans to individuals. In making these loans, the Bank is subject to state usury and regulatory laws and to various federal statutes, such as the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act and the Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs and regulate the mortgage loan servicing activities of the Bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. The Riegle Act imposed new escrow requirements on depository and non-depository mortgage lenders and services under the National Flood Insurance Program. In receiving deposits, the Bank is subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon the Bank, its directors and officers.

Under the Community Reinvestment Act (the "CRA") and the implementing regulations, the Bank has a continuing and affirmative obligation to help meet the credit needs of its local community, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. The CRA requires the board of directors of financial institutions, such as the Bank, to adopt a CRA statement for each assessment area that, among other things, describes its efforts to help meet community credit needs and the specific types of credit that the institution is willing to extend. The Bank's service area is designated as all of Allen County, Indiana. The Bank's offices are located in Allen County and Huntington County. The Bank's Board of Directors is required to review the appropriateness of this delineation at least annually.

Recent Legislation. The Gramm-Leach-Bliley Act ("Gramm-Leach") was signed into law on November 12, 1999 and authorizes bank holding companies that meet specified conditions to elect to become "financial holding companies" and thereby engage in a broader array of financial activities than previously permitted. Such activities include selling and underwriting insurance (including annuities), underwriting and dealing in securities, and merchant banking. Gramm-Leach also authorizes banks to engage through "financial subsidiaries" in certain of the activities permitted for financial holding companies. During January 2001, the Company made application to the Federal Reserve Bank of Chicago to become a financial holding company; however, the Company has no current plans to pursue expanded activities under Gramm-Leach.

Competition

All phases of the business of the Bank are highly competitive. The Bank competes with numerous financial institutions, including other commercial banks in Allen County, Indiana, the City of Fort Wayne, and Huntington County. The Bank, along with other commercial banks, competes with respect to its lending activities and competes in attracting demand deposits. The Bank faces competition from thrift institutions, credit unions and other banks as well as finance companies, insurance companies, mortgage companies, securities brokerage firms, money market funds, trust companies and other providers of financial services. Most of the Bank's competitors have been in business a number of years, have established customer bases, are larger and have larger lending limits than the Bank. The Bank competes for loans principally through its ability to communicate effectively with its customers and understand and meet their needs. The Bank offers personal attention, professional service, off-site ATM capability and competitive interest rates. Management believes that its personal service philosophy enhances the Bank's ability to compete favorably in attracting individuals and small- to medium-sized businesses.

Employees

As of December 31, 2001, the Company had 80 employees, including 66 full-time employees. None of the Company's employees is covered by a collective bargaining agreement. Management believes that its relationship with the Company's employees is good.

ITEM 2. DESCRIPTION OF PROPERTY.

The Company is leasing the first and second floors of the Lincoln Tower, a landmark building located at 116 East Berry Street in downtown Fort Wayne, Indiana, for use as its headquarters and the Bank's main office. The headquarters facility consists of drive-up banking windows and approximately 33,000 square feet of usable office space. The lease had an initial term of 10 years, with one renewal option for an additional 10 years. During 2001 the original lease term was extended to 15 years with an expiration date of December 2013 and has the same renewal option as prior to the extension. The Company believes that this space is adequate for its current needs, with the ability for expansion as needed.

The Bank also leases space in Huntington, Indiana for a mortgage loan production office. The Huntington office is located at 2855 Northpark Road in the northwest part of Huntington and occupies 1,200 square feet of space. The lease has an initial term of three years with an expiration date in February 2002 and has a three-year option to renew. Prior to November 2001, the Bank also had leased office space in Columbia City for a loan production office. Due to inadequate loan production in that market, the lease was not renewed and the office was closed.

The Bank leases a bank branch office location in the northwest section of Fort Wayne at 1545 W. Dupont Road. The branch office occupies 2,600 square feet of space and has two drive-up lanes. The lease has an initial term of five years, expires May 2005 and has two consecutive five-year renewal options. The Bank also leases a bank branch office location in the southwest section of Fort Wayne at 10373 Illinois Road. The branch office occupies 2,400 square feet and has two drive-up lanes. The lease has an initial term of 10 years, expires January 2011 and two consecutive five-year renewal options.

The Bank has purchased 1.4 acres of land in northeast Fort Wayne with the intent of constructing a branch office during 2002. The land is located at the corner of Stellhorn and Lahmeyer Roads.

ITEM 3. LEGAL PROCEEDINGS.

The Bank may be involved from time to time in various routine legal proceedings incidental to its business. Neither the Company nor the Bank is engaged in any legal proceeding that is expected to have a material adverse effect on the results of operations or financial position of the Company or the Bank.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Prices

The Company's common stock is traded on the Nasdaq National Market System under the symbol "TOFC." Prior to listing on the Nasdaq National Market System, the common stock was traded on the OTC Bulletin Board section of the Nasdaq Stock Market. As of February 15, 2002, there were 601 shareholders of record and approximately 2,100 beneficial owners of the common stock.

The prices set forth below reflect the high and low bid information for the Company's common stock as reported on the OTC Bulletin Board by quarter for the year 2000 and for the year 2001 through September 3, 2001. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The following table also presents the high and low sales prices for the common stock on the Nasdaq National Market System by quarter from September 4, 2001 through December 31, 2001.

High / Low Stock Price

	2001		2000	
	High	Low	High	Low
1st Quarter	$ 8.875	$ 8.000	$ 9.000	$ 6.875
2nd Quarter	9.300	8.125	8.250	7.250
3rd Quarter	11.450	9.050	9.000	7.062
4th Quarter	12.000	10.000	8.750	7.125

Dividends

The Company does not pay cash dividends on its common stock, and the Company does not anticipate paying any cash dividends on the common stock in the foreseeable future.

The Company was organized under the Indiana Business Corporation Law, which prohibits the payment of a dividend if, after giving it effect, the Company would not be able to pay its debts as they become due in the usual course of business, or the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved, to satisfy the preferential rights upon dissolution of preferred shareholders. In addition, the Federal Reserve Board may impose restrictions on dividends paid by the Company.

Sales of Unregistered Securities

On November 16, 2001, the Company's wholly-owned special purpose trust subsidiary, Tower Capital Trust 1 ("TCT1"), issued $3,500,000 aggregate principal amount of Trust Preferred Securities in a private placement offering. Concurrently therewith, TCT1 loaned the proceeds of that offering to the Company, and in exchange therefore the Company issued to TCT1 its 9% Subordinated Debentures due 2031, with similar terms as the Trust Preferred Securities. The issuance by the Company of the Subordinated Debentures, and the issuance by TCT1 of the Trust Preferred Securities, were exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION. ($ in thousands except for share data)

INTRODUCTION

The Company was formed as a bank holding company for the Bank. The Company was in a development stage until the Bank commenced operations on February 19, 1999. Prior to the opening of the Bank, the Company's principal activities related to the organization of the Bank and the conducting of the Company's initial public offering ("IPO"). Total proceeds to the Company from the IPO were $23,470 (net of offering expenses, underwriters' discounts), of which $15,000 was used to initially capitalize the Bank.

The following discussion presents management's discussion and analysis of the consolidated financial condition and results of operations of the Company as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999. This discussion should be read in conjunction with the Company's audited consolidated financial statements and the related notes appearing elsewhere in this report.

FORWARD-LOOKING STATEMENTS

The statements contained in this report that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the Company or the Bank. There can be no assurance that future developments affecting the Company or the Bank will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including, but not limited to, the following:

- the Company's status as a start-up company with only three years of operating history;
- the effect of extensive banking regulation on the Bank's ability to grow and compete;
- the effect of changes in federal economic and monetary policies on the Bank's ability to attract deposits, make loans and achieve satisfactory interest spreads;
- the competitive disadvantage resulting from the Company's status as a highly regulated, start-up company;
- the Company's dependence on key management personnel;
- the increased risk of losses due to loan defaults caused by the Bank's commercial loan concentration;
- the Company's dependence on a favorable local economy in the Bank's primary service area;
- the Bank's dependence on net interest spread for profitability; and
- the Bank's ability to implement developments in technology to be competitive.

Readers are also directed to other risks and uncertainties discussed in other documents filed by the Company with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

FINANCIAL CONDITION

The Company experienced its third year of significant growth during 2001. Total assets of the Company were $291,805 at December 31, 2001 compared to $212,413 at December 31, 2000, an increase of $79,392. The significant increase in assets was mainly attributable to growth in the loan portfolio and was funded by a significant growth in deposits. Assets have increased during each quarter of 2001, 2000 and 1999. The Company anticipates that assets will continue to increase as the Bank begins its fourth year of operation.

Earning Assets. The Company's loan portfolio experienced another year of significant growth during 2001. Loans were $232,346 at December 31, 2001 compared to $155,880 at December 31, 2000, an increase of

$76,466, or 49%. The loan portfolio, which equaled 82% and 76% of earning assets at December 31, 2001 and 2000, respectively, was primarily comprised of commercial loans at both dates. At December 31, 2001, commercial loans were approximately 79% of the loan portfolio and represented loans to business interests generally located within the Bank's market area. Approximately 62% of the loan portfolio consisted of general commercial and industrial loans primarily secured by inventory, receivables and equipment, while 17% of the loan portfolio consisted of commercial loans primarily secured by real estate. There are no significant industry concentrations within the commercial portfolio. The concentration and rapid growth in commercial credits is in keeping with the Bank's strategy of focusing a substantial amount of efforts on commercial banking. Business banking is an area of expertise for the Bank's management and lending team. Residential mortgage, home equity and consumer lending, while only 21% of loans at December 31, 2001, also experienced excellent growth. Management believes that this growth should continue as the Bank expands its distribution network during 2002 and beyond; however, the Company's main strategy for growth and profitability is expected to come largely from the commercial loan sector. The following table presents loans outstanding as of December 31, 2001, 2000 and 1999.

Loans Outstanding

($ in thousands)	December 31, 2001	2000	1999
Commercial	$ 143,087	$ 98,794	$ 44,110
Commercial real estate	40,552	30,621	9,165
Residential real estate	16,740	6,978	5,918
Home equity	16,043	6,994	2,551
Consumer	15,717	12,386	5,571
Total loans	232,139	155,773	67,315
Deferred loan costs	207	107	
Allowance for loan losses	(3,480)	(2,364)	(1,010)
Net loans	$ 228,866	$ 153,516	$ 66,305

The following table presents the maturity of total loans outstanding as of December 31, 2001, according to scheduled repayments of principal and also based upon repricing opportunities.

Maturities of Loans Outstanding

($ in thousands)	Within 1 Year	1 - 5 Years	Over 5 Years	Totals
Loans - Contractual Maturity Dates:				
Commercial	$ 44,261	$ 77,143	$ 21,683	$ 143,087
Commercial real estate	9,834	27,793	2,925	40,552
Residential real estate	3,914	4,570	8,256	16,740
Home equity	8,645	5,251	2,147	16,043
Consumer	11,972	3,433	312	15,717
Total loans	$ 78,626	$ 118,190	$ 35,323	$ 232,139
Loan Repricing Opportunities:				
Fixed rate	$ 20,423	$ 45,728	$ 16,518	$ 82,669
Variable rate	149,470			149,470
Total loans	$ 169,893	$ 45,728	$ 16,518	$ 232,139

The Bank's credit policies establish guidelines to manage credit risk and asset quality. These guidelines include loan review and early identification of problem loans to provide effective loan portfolio administration. The credit policies and procedures are meant to minimize the risk and uncertainties inherent in lending. In following these policies and procedures, the Bank must rely on estimates, appraisals and evaluation of loans and the possibility that changes could occur quickly because of changing economic conditions. Identified problem loans, which exhibit characteristics (financial or otherwise) that could cause the loans to become nonperforming or require restructuring in the future, are included on an internal "watchlist." Senior management reviews this list regularly and adjusts for changing conditions. At December 31, 2001, there were $7,684 of potential problem loans outstanding classified on the watchlist. There were $816 of loans that were 90 days or more past due at December 31, 2001, of which one loan for $469 had been placed on nonaccrual status and categorized as impaired. Gross interest-to-date for the one nonaccrual loan would have been $336. Interest actually received on this loan was $260 resulting in lost interest to date of $76. There were no nonaccrual or impaired loans or any loans past due 90 days or more at December 31, 2000 or 1999. During 2001, the Bank experienced $4 in charged-off loans. Prior to 2001, the Bank had only experienced a minor consumer loan charge-off during 1999. There were no foreign loans outstanding at December 31, 2001, 2000 or 1999.

In each quarter, the allowance for loan losses is adjusted by management to the amount management believes is necessary to maintain the allowance at adequate levels. Management will allocate specific portions of the allowance for loan losses based on specifically identifiable problem loans. Management's evaluation of the allowance is further based on consideration of actual loss experience (which has been minimal to date), the present and prospective financial condition of borrowers, industry concentrations within the portfolio and general economic conditions. Management believes that the present allowance is adequate, based on the broad range of considerations listed above, and absent some of those factors, based upon peer industry data of comparable banks.

The following table illustrates the breakdown of the allowance for loan losses by loan type.

Allocation of the Allowance for Loan Losses

($ in thousands)

Loan Type	December 31, 2001 Allocation	Loan Type As a % of Total Loans	December 31, 2000 Allocation	Loan Type As a % of Total Loans	December 31, 1999 Allocation	Loan Type As a % of Total Loans
Commercial	$ 2,140	61.6%	$ 821	63.4%	$ 334	65.5%
Commercial real estate	405	17.5%	230	19.7%	69	13.6%
Residential real estate	42	7.2%	18	4.5%	15	8.8%
Home equity	80	6.9%	35	4.5%	12	3.8%
Consumer	236	6.8%	186	7.9%	84	8.3%
Unallocated	577	n/a	1,074	n/a	496	n/a
Total allowance for loan losses	$ 3,480	100.0%	$ 2,364	100.0%	$ 1,010	100.0%

The primary risk element considered by management with respect to each installment and residential real estate loan is lack of timely payment. Management has a reporting system that monitors past due loans and has adopted policies to pursue its creditor's rights in order to preserve the Bank's position. The primary risk elements with respect to commercial loans are the financial condition of the borrower, the sufficiency of collateral, and lack of timely payment. Management has a policy of requesting and reviewing periodic financial statements from its commercial loan customers, and periodically reviews the sufficiency of collateral and its value.

Although management considers the allowance for loan losses to be adequate to absorb losses that are incurred, there can be no assurance that charge-offs in future periods will not exceed the allowance. Additional provisions for the allowance are expected during 2002 as a result of anticipated increases in the total loan portfolio. The Company has only experienced $5 in loan charge-offs during its first three years of operations.

Securities available for sale at fair value reflected a decline during 2001, amounting to $3,482 at December 31, 2001 compared to $10,626 at December 31, 2000. The Company maintains a small securities portfolio to provide for secondary liquidity and for interest rate risk management. During 2001 and 2000, the portfolio was used mainly for liquidity as these assets were held in short-term discount notes. The portfolio will continue to be liquid during the near term while loan demand remains strong and until a larger base of funding is developed. Since the inception of the Company, all securities have been designated as "available for sale" as defined in Statement of Financial Accounting Standards ("SFAS") No.115 *Accounting for Certain Investments in Debt and Equity Securities*. Securities designated as available for sale are stated at fair value, with the unrealized gains and losses, net of income tax, reported as a separate component of stockholders' equity. An unrealized loss on this portfolio was recorded at December 31, 2001 in the amount of $16 compared to an unrealized gain of $1 recorded at December 31, 2000. In addition to the investment securities recorded at December 31, 2001, the Company also had $2,806 in interest-bearing deposits with other banks, compared to $2,500 at December 31, 2000. The following table presents the total securities portfolio as of December 31, 2001, 2000, and 1999.

Total Securities Portfolio

($ in thousands)	December 31, 2001 Amortized Cost	December 31, 2000 Amortized Cost	December 31, 1999 Amortized Cost
U.S. Government agency debt obligations	$ 2,000	$ 9,956	$ 5,246
Obligations of states and political subdivisions	400		
Federal Reserve Bank stock	773	522	424
Federal Home Loan Bank stock	325	147	147
Total securities	$ 3,498	$ 10,625	$ 5,817

Federal funds sold, consisting of excess funds sold overnight to correspondent banks, and short-term investments and interest-bearing deposits, consisting of certificates of deposit with maturities less than 90 days and interest-bearing accounts at correspondent banks, are used to manage daily liquidity needs and interest rate sensitivity. Together, these short-term assets, which recorded growth of $6,236 during 2001, were $41,042 and $34,806 at December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, these short-term assets were approximately 15% and 18% of earning assets, respectively. The balance of short-term assets and the balance as a percent of earning assets are expected to fluctuate as the Company's balance sheet experiences continued growth.

SOURCE OF FUNDS

The Company's major source of funds is from core deposits of local businesses, governmental and municipal public fund entities, and consumers within the market area. The Bank began taking deposits when it commenced operations in February 1999 and experienced significant growth during 1999, 2000 and 2001. Total deposits were $256,153 at December 31, 2001 and $188,296 at December 31, 2000, an increase of $67,857, or 36%.

Noninterest-bearing deposits grew significantly during 2001 and were $28,383 at December 31, 2001, a 12% increase over $25,372 at December 31, 2000. At December 31, 2001, noninterest-bearing deposits were approximately 11.1% of total deposits, a decline from the 2000 level as more of the overall funding came from interest-bearing deposits. Noninterest-bearing deposits at December 31, 2001 were comprised of $25,600 in business checking accounts, $200 in public funds and $2,600 in consumer accounts.

Interest-bearing deposits also grew significantly during 2001 and were $227,770 and $162,924 at December 31, 2001 and 2000, respectively. Interest-bearing deposits at December 31, 2001 were comprised of approximately 49% in money market accounts, 9% in interest-bearing checking and savings accounts, and 42% in certificates of deposit. The December 31, 2001 percentages represented little change in deposit mix from 2000, when the percentages were 50%, 8%, and 42%, respectively. In 2001, all deposit categories reflected balance increases over 2000 levels; however, the most significant increase from 2000 was in the money market category. The balance of money market accounts at December 31, 2001 was $112,580 compared to $81,432 at December 31, 2000, an increase of $31,148. The large influx of deposits in this category was mainly attributable to new accounts established in the business and consumer sectors and expanded relationships with several governmental and municipal public fund entities. The balance of interest bearing deposits at December 31, 2001 reflected $61,000 in business accounts, $83,000 in consumer accounts and $83,000 in public fund accounts compared to $24,000, $66,000, and $73,000, respectively, at December 31, 2000. As of December 31, 2001, the Company had $65,684 in certificates of deposit of $100 or more, of which $38,178 mature within three months; $15,754 mature over three months through six months; $6,274 mature over six months through twelve months; and $5,478 mature over twelve months.

Short-term borrowings at December 31, 2001 and 2000 were $1,060 and $530, respectively, and were entirely comprised of overnight federal funds purchased from one correspondent bank. In addition to federal funds purchased, the Company also had borrowings in the amount of $6,500 in Federal Home Loan Bank ("FHLB") callable advances at December 31, 2001. The FHLB advances mature in 2012, and each contains quarterly call features. There were no FHLB advances outstanding at December 31, 2000.

The Company had $3,430 in junior subordinated debentures at December 31, 2001 as a result of the Company, through its subsidiary, TCT1, closing a private placement offering of $3,500 in Trust Preferred Securities on November 16, 2001. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with similar terms to the Trust Preferred Securities. These securities are considered Tier I capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2001, the principal amount outstanding of the Trust Preferred Securities was $3,500. The principal balance of the Trust Preferred Securities less unamortized issuance costs of $70 constitute the amount of the junior subordinated debentures reflected in the financial statements.

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Trust Preferred Securities at maturity or their earlier redemption at the par amount. The maturity date of the Trust Preferred Securities is November 15, 2031. Subject to the Company having received prior approval of the Federal Reserve Bank, if then required, the Trust Preferred Securities are redeemable prior to the maturity date beginning November 15, 2006 and each year thereafter at the option of the Company.

Stockholders' equity was $23,505 at December 31, 2001 and $22,395 at December 31, 2000. The increase of $1,110 was almost entirely attributable to the 2001 net income of $1,120. The only other item affecting stockholders' equity was a $10 change in net unrealized depreciation on securities available for sale, net of tax. At the completion of the IPO during 1999, the Company had issued 2,530,000 shares of common stock. The net proceeds from the sale of the stock in the IPO was $23,470 after deducting offering expenses and underwriters' discounts and was recorded as common stock and paid-in-capital. No additional shares were issued during 2000 or 2001. At December 31, 2001, the Company had a balance of $45 in retained earnings while at December 31, 2000 it had an accumulated deficit of $1,075, an increase of $1,120 from 2000 which reflects net income generated during 2001. See "Results of Operations."

RESULTS OF OPERATIONS

Summary. The Company reported net income of $1,120, or $.44 per share, for the year ended December 31, 2001. The profitable result was an increase in net income from the $1,074 or $.42 per share, reflected in 2000 as well as the net operating loss of $1,675, or $.71 per share, posted during 1999. The loss recorded during 1999 was a result of start-up and development costs early in that year and the first ten months of bank operations as the Bank began to build its loan portfolio. As the 2000 results included a significant tax benefit, 2001 income before income taxes reflected significant improvement over the prior year. The year 2001 results reflected substantial growth from 2000 in revenue. Net interest income in 2001 was $7,829 compared to $5,772 in 2000, an increase of $2,057 mainly from an increase in loans outstanding. Noninterest income in 2001 was $1,785 compared to $1,028 in 2000, an increase of $757 from further development of the trust business and other fee income based products including mortgage broker fees. Also contributing to the increase in operating income was a decrease in the provision for loan losses of $235. Offsetting the improvements in revenue and provision during 2001 was a $1,729 increase from 2000 in noninterest expenses related mainly to increases in salaries and benefits, and occupancy and equipment costs as a result of the Company's growth.

The 2000 results included a $588, or $.23 per share, income tax benefit for the use of a net operating loss carryforward and other net deferred tax assets, net of taxes currently payable. The tax benefit was a one-time occurrence. The Company is now generating profits and is recording a normal tax expense as reflected during 2001.

During 1999, the net operating loss prior to the opening of the Bank was approximately $779 while the loss recorded after the Bank commenced operations was approximately $896. The loss from bank operations was mainly attributable to a non-cash charge of $1,010 for provision for loan losses. Although the Company essentially recorded no loan losses during 1999, significant provisions were required as the result of the substantial loan growth. As the Bank does not yet have enough history of loss activity to use its own loss experience to establish the allowance for loan losses, management has established the provision and allowance for loan losses in consideration of the loss experience of peer financial institutions with similar heavy concentrations in commercial lending.

The loan loss provisions are made in the period loans are recorded and are immediate reductions to earnings. Loan loss provisions are expected to continue to reduce earnings (as was the case during 2001, 2000 and 1999), although more moderately, as the anticipated rate of loan growth slows relative to the size of the Bank's loan portfolio.

Although continued significant future asset growth is anticipated, resulting in additional large loan loss provisions, the overall earnings performance of the Company is expected to improve. As reflected in 2001, the asset growth of the Company should result in an increased level of net interest income, which, coupled with noninterest income, should exceed the growth and level of noninterest expense and provision for loan losses. The following table shows some of the key equity performance ratios for the years ended December 31, 2001, 2000 and 1999.

Performance Ratios

	2001	2000	1999
Return on average total assets	0.47 %	0.68 %	(2.96) %
Return on average equity	4.88	5.04	(8.25)
Average equity to average assets	9.53	13.49	35.88

Net Interest Income. Net interest income, the difference between revenue generated from earning assets and the interest cost of funding those assets, is the Company's primary source of earnings. Interest income and interest expense for the year ended December 31, 2001 were $15,931 and $8,102, respectively, netting $7,829 in net interest income. Interest income and interest expense for the year ended December 31, 2000 were $12,769 and $7,047, respectively, resulting in $5,722 in net interest income. Interest income and interest expense for the year ended December 31, 1999 totaled $3,682 and $1,394, respectively, providing for net interest income of $2,288. The substantial increase of $2,107 in net interest income in 2001 from 2000 and the increase over net interest income from 1999 was primarily attributable to an increase in the loans outstanding.

The net yield on average earning assets during 2001 was 3.33% compared to 3.70% for 2000 and 4.20% for 1999. The decline in margin from both prior years was generally due to the funding of the Bank's growth with higher cost deposits in the form of money market accounts, certificates of deposit and FHLB borrowings. The decline in margin during 2001 was also attributable to net interest spread compression caused by the decline in general interest rates.

The level of net interest income is primarily a function of asset size, as the weighted-average interest rate received on earning assets is greater than the weighted average interest cost of funding sources; however, factors such as types of assets and liabilities, interest rate risk, liquidity, and customer behavior also impact net interest income as well as the net yield. The following table reflects the average balance, interest earned or paid, and yield or cost of the Company's assets, liabilities and stockholders' equity during 2001, 2000 and 1999.

Average Balance, Interest and Yield / Cost Analysis

($ in thousands)	2001 Average Balance	2001 Interest Earned or Paid	2001 Yield or Cost	2000 Average Balance	2000 Interest Earned or Paid	2000 Yield or Cost	1999 Average Balance	1999 Interest Earned or Paid	1999 Yield or Cost
Assets									
Short-term investments and interest-earning deposits	$ 6,916	$ 324	4.68%	$ 4,239	$ 262	6.17%	$ 9,332	$ 462	4.95%
Federal funds sold	31,490	1,270	4.03%	24,208	1,539	6.36%	10,367	533	5.14%
Securities - taxable	8,054	420	5.22%	12,661	786	6.21%	6,088	318	5.23%
Securities - tax exempt (1)	270	23	8.75%						
Loans held for sale	922	61	6.62%						
Loans	187,678	13,840	7.37%	113,683	10,182	8.96%	28,747	2,369	8.24%
Total interest-earning assets	235,330	15,938	6.77%	154,791	12,769	8.25%	54,534	3,682	6.75%
Allowance for loan losses	(2,845)			(1,659)			(391)		
Cash and due from banks	4,884			3,300			1,808		
Other assets	3,141			1,677			677		
Total assets	$ 240,510			$ 158,109			$ 56,628		
Liabilities and Stockholders' Equity									
Interest-bearing checking	$ 9,134	$ 135	1.48%	$ 5,319	$ 104	1.96%	$ 4,597	$ 155	3.36%
Savings	3,028	73	2.42%	2,115	72	3.40%	618	18	2.94%
Money market	92,558	3,470	3.75%	52,618	2,954	5.61%	19,794	917	4.64%
Certificates of deposit	83,627	4,240	5.07%	60,170	3,898	6.48%	5,598	292	5.22%
Short-term borrowings	828	28	3.31%	310	19	6.13%	211	12	5.57%
FHLB advances	3,141	117	3.71%						
Junior subordinated notes	441	39	9.00%						
Total interest-bearing liabilities	192,757	8,102	4.20%	120,532	7,047	5.85%	30,818	1,394	4.52%
Noninterest-bearing checking	23,560			15,514			5,200		
Other liabilities	1,264			740			290		
Stockholders' equity	22,929			21,323			20,320		
Total liabilities and stockholders' equity	$ 240,510			$ 158,109			$ 56,628		
Net interest income		$ 7,836			$ 5,722			$ 2,288	
Rate spread			2.57%			2.40%			2.23%
Net interest income as a percent of average earning assets			3.33%			3.70%			4.20%

(1) Computed on a tax equivalent basis for tax equivalent securities using a 34% statutory tax rate.

The following table shows the changes in interest income, interest expense, and net interest income due to variances in rate and volume of average earning assets and interest bearing liabilities. The change in interest not solely due to changes in rate or volume has been allocated in proportion to the absolute dollar amounts of the change in each.

Changes in Net Interest Income Due To Rate and Volume

($ in thousands)	2001 over 2000 Rate	Volume	Total
Increase (decrease) in interest income:			
Short-term investments and interest-earning deposits	$ (74)	$ 136	$ 62
Federal funds sold	(656)	387	(269)
Securities - taxable	(112)	(254)	(366)
Securities - tax exempt		23	23
Loans available for sale		61	61
Loans	(2,049)	5,707	3,658
Net change in interest income	(2,891)	6,060	3,169
Increase (decrease) in interest expense:			
Interest-bearing checking	(30)	61	31
Savings	(24)	25	1
Money market	(1,209)	1,725	516
Certificates of deposit	(965)	1,307	342
Short-term borrowings	(12)	21	9
FHLB advances		117	117
Junior subordinated notes		39	39
Net change in interest expense	(2,240)	3,295	1,055
Net change in interest income and interest expense	$ (651)	$ 2,765	$ 2,114

($ in thousands)	2000 over 1999 Rate	Volume	Total
Increase (decrease) in interest income:			
Short-term investments and interest-earning deposits	$ 94	$ (295)	$ (201)
Federal funds sold	152	855	1,007
Securities - taxable	69	399	468
Loans	224	7,589	7,813
Net change in interest income	539	8,548	9,087
Increase (decrease) in interest expense:			
Interest-bearing checking	(72)	22	(50)
Savings	4	50	54
Money market	230	1,807	2,037
Certificates of deposit	87	3,518	3,605
Short-term borrowings	1	6	7
Net change in interest expense	250	5,403	5,653
Net change in interest income and interest expense	$ 289	$ 3,145	$ 3,434

Interest income is primarily generated from the loan portfolio. Average loans comprised 80%, 73% and 53% of average earning assets during 2001, 2000 and 1999, respectively. During 2001, the loan portfolio had an average yield of 7.37%, and earned $13,840, or 87% of total interest income, an increase of $3,658 from

2000. The improvement in net interest income was mainly due to the increase in average loans while the decrease in the prime lending rate during 2001 reflected negatively on net interest income and offset some of the improvement. During 2000, the loan portfolio had an average yield of 8.96% and earned $10,182, or 80% of total interest income. The securities portfolio, federal funds sold and short-term investments and interest-earning deposits equaled 4%, 13% and 3%, respectively, of average earning assets during 2001. With an average tax-equivalent yield of 5.32%, total securities contributed $443, or 3% of total interest income in 2001, while federal funds sold and short-term investments and interest-earning deposits had a combined average yield of 4.15% and earned $1,594 or 10% of total interest income in 2001. During 2000, the securities portfolio, federal funds sold and short-term investments and interest-earning deposits equaled 8%, 16% and 3%, respectively, of average earning assets. With an average yield of 6.21%, securities contributed $786, or 6%,of total interest income in 2000, while federal funds sold and short-term investments and interest-earning deposits had a combined average yield of 6.33% and earned 14% of total interest income in 2000. During 1999, the securities portfolio, federal funds sold and short-term investments and interest-earning deposits equaled 11%, 19% and 17%, respectively, of average earning assets. With an average yield of 5.23%, securities contributed $318, or 9% of total interest income in 1999, while federal funds sold and short-term investments and interest-earning deposits had a combined average yield of 5.05% and earned 27% of total interest income in 1999.

Interest expense is primarily generated from money market deposits and certificates of deposit, which equaled 39% and 36%, respectively, of average earning assets during 2001; 34% and 39%, respectively of average earning assets during 2000; and 36% and 10%, respectively, of average earning assets during 1999. The substantial percentage change within the money market category reflects the increase in this type of funding during 2001, generated mainly from governmental and municipal public funds and businesses. Money market balances had an average rate of 3.75% and cost $3,470 or 43% of total interest expense in 2001. Money market balances had an average rate of 5.61% and cost $2,954 or 42% of total interest expense in 2000. Certificates of deposit had an average rate of 5.07% and cost $4,240 or 52% of total interest expense in 2001. Certificates of deposit had an average rate of 6.48% and cost $3,898 or 55% of total interest expense in 2000. Interest expense on savings and interest-bearing checking totaled 3% of total interest expense during 2001 and totaled 3% of total interest expense during 2000. The Company paid $184 of interest expense on borrowings, or 2% of total interest expense, during 2001 and paid $19 of interest expense on borrowings, or less than 1% of total interest expense, during 2000.

During 1999, money market accounts had an average rate of 4.64% and cost $917 or 66% of total interest expense, while certificates of deposit had an average rate of 5.22% and cost $292, or 21% of total interest expense. Savings deposits and interest bearing checking accounts equaled 1% and 8% of average earning assets during 1999, respectively. With an average rate of 2.94%, savings deposits cost $18, or 1% of total interest expense in 1999, while interest bearing checking accounts had an average rate of 3.36% and cost $155, or 11% of total interest expense in 1999. Short-term borrowings, comprised of federal funds purchased, had an average rate of 5.57% during 1999. The Company paid $12 in short-term interest expense, or 1% of total interest expense, during 1999.

Provision for Loan Losses. Reflecting significant loan growth in all reported years, the provision for loan losses was $1,120 for 2001, $1,355 for 2000 and $1,010 for 1999. This reflects a $235 or 17% decrease from 2000 to 2001. The allowance for loan losses as a percentage of total loans outstanding was 1.50%, 1.52% and 1.50% at December 31, 2001, 2000, and 1999, respectively. The Company maintains the allowance for loan losses at a level management feels is adequate to absorb losses incurred in the loan portfolio. The evaluation is based upon the Company's and the banking industry's historical loan loss experience, known and inherent risks contained in the loan portfolio, composition and growth of the loan portfolio, current and projected economic conditions and other factors. As the Bank does not yet have enough history of loss activity to use its own loss experience to establish the allowance for loan losses, management has established the provision and allowance for loan losses in consideration of the loss experience of peer financial institutions with similar heavy concentrations in commercial lending. Reflecting its focus on credit quality, the Company had one nonperforming loan of $469 and past due loans 90 days or more and still accruing of $347 at December 31, 2001. The Company had one charge-off of $4 during 2001 and no charge-offs during 2000. The Company had no nonperforming loans or loans past due 90 days or more at December 31, 2000.

Noninterest Income. Noninterest income recorded substantial growth during 2001 as all major categories reflected improved performance. Total noninterest income was $1,785 for the year ended December 31, 2001 compared to $1,028 and $288 for the years ended December 31, 2000 and 1999, respectively. Fees from trust services grew significantly and were $798 for 2001 compared to $424 for 2000 and $25 in 1999. The trust area was developed during 1999 and became operational in October 1999. In addition to trust income, the mortgage origination unit significantly improved its results during 2001, attributable to an expanded workforce and a lower rate environment. Mortgage broker fees were $490 during 2001, an increase of $194 from $296 for 2000 and $216 for 1999. Other improvements during 2001 included a $164 increase in deposit service charge income, and a $25 increase in other fee-based income. Service charge income increased due to an overall expanded account base, a higher level of fees generated on business accounts and increased activity from NSF/OD charges. Other fees increased as a result of a higher volume in the Company's off-balance-sheet mutual fund sweep product.

Noninterest Expense. Noninterest expense totaled $6,638 for the year ended December 31, 2001 compared to $4,909 and $3,241 for the years ended December 31, 2000 and 1999, respectively, an increase of $1,729 over 2000. The increase in expenses is mainly attributable to the growth in the Company's business and the additional overhead costs associated with that growth. This is evidenced by salaries and benefits costs, which increased $815, and occupancy and equipment costs which increased $189, over their respective 2000 levels. Salary and benefits costs were $3,892 for 2001, while occupancy and equipment costs were $825. Other various expense categories reflected increases during 2001, such as data processing costs, office supplies, and courier costs, but to a lesser dollar amount than those mentioned above. Professional costs increased during 2001 from 2000 as the Company incurred professional costs mainly associated with its application to Nasdaq for its common stock to be listed on the Nasdaq National Market System, as well as costs incurred to improve its internal audit and compliance functions.

During 2000, salaries and benefits costs were $3,078, while occupancy and equipment expenses totaled $636. Additional large overhead expenses in 2000 included costs for professional fees and services, which amounted to $261, and marketing expenses which were $185. The majority of the costs incurred during 1999 were for general bank operations; however, $102 of professional fees and services were incurred during the first quarter of 1999 related to the start-up and development costs of the Bank.

Monitoring and controlling overhead expenses while providing high quality service to customers is of the utmost importance to the Company. The efficiency ratio, computed by dividing noninterest expense by net interest income plus noninterest income, was 69.0% in 2001 compared to 72.7% in 2000 and 125.8% in 1999. This level of efficiency ratio continues to be high, but reflects continued improvement from 2000 and 1999. As anticipated, this improvement in efficiency ratio has resulted from the growth in earning assets along with the development of fee-based products and the resulting increases in revenue. The 1999 level of efficiency ratio was not out of line for a start-up bank during its first year of operation. Management expects that the efficiency ratio should continue to improve in the future as additional asset growth and operating efficiencies are realized.

Income Taxes Expense (Benefit). During 2001, the Company recorded $736 in income taxes expense. Due to the net loss from operations recorded by the Company during 1998 and 1999, no provision for income tax expense was necessary during those years. During 2000, the Company recorded an income tax benefit of $588, or $.23 per share, as a result of its current and projected future profits. This benefit effectively brought all tax accounts current, and future results are being recorded on a full-statutory state and federal tax expense basis. The tax benefit in 2000 resulted from the use of a net operating loss carryforward and other net deferred tax assets, net of taxes currently payable. The tax benefit recorded during 2000 was a one-time occurrence as the Company is now generating profits and should reflect a normal tax expense going forward as was the experience during 2001.

CAPITAL SOURCES

Stockholders' equity is a noninterest bearing source of funds which provides support for asset growth. Stockholders' equity was $23,505 and $22,395 at December 31, 2001 and 2000, respectively. The increase during 2001 was almost entirely attributable to the $1,120 in recorded net income for the year. During 1999 the Company successfully completed its initial public offering whereby 2,530,000 shares were sold at $10.00 per share. Total proceeds from the IPO were $25,300 less underwriters' fees and offering costs of $1,830, for net proceeds of $23,470. The Company used $15,000 of the net proceeds from the IPO to provide the initial capitalization of the Bank in February 1999. The Company's 1999 net operating loss of $1,675 negatively impacted stockholders' equity while the 2000 net income of $1,074 helped add to stockholders' equity.

The Company and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Failure to meet the various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. Since the Bank began operations, both the Company and the Bank have been categorized as "Well Capitalized," the highest classification contained within the banking regulations. The capital ratios of the Company and the Bank as of December 31, 2001 and 2000 are disclosed under Note 15 of the Notes to Consolidated Financial Statements.

The ability of the Company to pay cash and stock dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. No cash or stock dividends were paid in 2001, 2000 or 1999. The Company expects that its earnings and those of the Bank, if any, would be retained to finance future growth and operations. The Company does not anticipate paying any cash dividends on the common stock in the foreseeable future.

LIQUIDITY

Liquidity is measured by the Company's ability to raise funds through deposits, borrowed funds, capital or cash flow from the repayment of loans and investment securities. These funds are used to meet deposit withdrawals, maintain reserve requirements, fund loans and operate the Company. Liquidity is primarily achieved through the growth of deposits and liquid assets such as securities available for sale, matured securities, and federal funds sold. Asset and liability management is the process of managing the balance sheet to achieve a mix of earning assets and liabilities that maximize profitability, while providing adequate liquidity.

The Company's liquidity strategy is to fund growth with deposits and to maintain an adequate level of short-term and medium-term investments to meet typical daily loan and deposit activity needs. Deposit growth was substantial during 2001 and 2000 and was generated mostly from in-market sources. At December 31, 2001 and 2000, total deposits were $256,153 and $188,296, respectively, and the loan-to-deposit ratio was 90.7% and 82.8%, respectively. The Company expects to continue to experience substantial loan growth. Funding for the loan growth will continue to come from in-market sources through the marketing of products and the development of branch locations. During 2001, the Company also developed and initiated the use of additional sources of funding in the form of national market certificates of deposit and FHLB borrowing. At December 31, 2001, the balance of national market CD's was $13,321 and FHLB borrowings were $6,500. Should sufficient funding from in-market sources not be enough to match the loan growth, the Company will continue to develop and use wholesale and out-of-market deposits and borrowing capacities.

The Company has the ability to borrow money on a daily basis through correspondent banks (federal funds purchased), and at December 31, 2001 and 2000 had $1,060 and $530 outstanding, respectively. This type of funding is viewed by the Company as only a secondary and temporary source of funds.

In addition to the normal loan funding and deposit flow, the Company also needs to maintain liquidity to meet the demands of certain unfunded loan commitments and standby and commercial letters of credit. As of December 31, 2001, the Company had a total of $51,544 in unfunded loan commitments and $362 in unfunded standby letters of credit. At December 31, 2000, the Company had a total of $31,220 in unfunded loan commitments and $249 in unfunded standby letters of credit. The loan commitments are lines of credit to be drawn at any time, as customers' cash needs vary. The Company monitors fluctuations in loan balances and commitment levels and includes such data in its overall liquidity management.

MARKET RISK ANALYSIS

The Company's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of the Company's transactions are denominated in U.S. dollars with no specific foreign exchange exposure. The Company has no agricultural-related loan assets and therefore has no significant exposure to changes in commodity prices. Any impact that changes in foreign exchange rates and commodity prices would have on interest rates is assumed to be insignificant.

Interest rate risk is the exposure of the Company's financial condition to adverse movements in interest rates. The Company derives its income primarily from the excess of interest collected on its interest-earning assets over the interest paid on its interest bearing liabilities. The rates of interest the Company earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, the Company is exposed to lower profitability if it cannot adapt to interest rate changes. Accepting interest rate risk can be an important source of profitability and stockholder value; however, excessive levels of interest rate risk could pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to the Company's safety and soundness.

Evaluating the exposure to changes in interest rates includes assessing both the adequacy of the process used to control interest rate risk and the quantitative level of exposure. The Company's interest rate risk management process seeks to ensure that appropriate policies, procedures, management information and internal controls are in place to maintain interest rate risk at prudent levels with consistency and continuity. In evaluating the quantitative level of interest rate risk, the Company assesses the existing and potential future effects of changes in interest rates on its financial condition, including capital adequacy, earnings, liquidity and overall asset quality.

There are two interest rate risk measurement techniques which may be used by the Company. The first, which is commonly referred to as GAP analysis, measures the difference between the dollar amount of interest-sensitive assets and liabilities that will be refinanced or repriced during a given time period. A significant repricing gap could result in a negative impact to the Company's net interest margin during periods of changing market interest rates.

The following table depicts the Company's GAP position as of December 31, 2001:

Rate Sensitivity Analysis

($ in thousands)	Within Three Months	Three to Twelve Months	One to Five Years	After Five Years	Total
Assets					
Federal funds sold, short-term investments and interest-earning deposits	$ 41,042	$	$	$	$ 41,042
Interest-earning deposits	2,806				2,806
Securities available for sale			2,384	1,098	3,482
Loans held for sale	4,293				4,293
Fixed rate loans	8,812	11,611	45,728	16,518	82,669
Variable rate loans	149,470				149,470
Allowance for loan losses				(3,480)	(3,480)
Other assets				11,523	11,523
Total assets	$ 206,423	$ 11,611	$ 48,112	$ 25,659	$ 291,805
Liabilities					
Interest-bearing checking	$ 14,909	$	$	$	$ 14,909
Savings accounts	4,521				4,521
Money market accounts	112,581				112,581
Time deposits < $100,000	2,787	15,235	12,054		30,076
Time deposits $100,000 and over	38,050	22,155	5,479		65,684
Short-term borrowings	1,060				1,060
FHLB advances				6,500	6,500
Junior subordinated notes				3,430	3,430
Noninterest-bearing checking				28,383	28,383
Other liabilities				1,156	1,156
Total liabilities	173,908	37,390	17,533	39,469	268,300
Stockholders' Equity				23,505	23,505
Total sources of funds	$ 173,908	$ 37,390	$ 17,533	$ 62,974	$ 291,805
Net asset (liability) GAP	$ 32,515	$ (25,779)	$ 30,579	$ (37,315)	$
Cumulative GAP	$ 32,515	$ 6,736	$ 37,315	$	$
Percent of cumulative GAP to total assets	11.1%	2.3%	12.8%	%	%

A second interest rate risk measurement used is commonly referred to as net interest income simulation analysis. A simulation model assesses the direction and magnitude of variations in net interest income resulting from potential changes in market interest rates. Key assumptions in the model include prepayment speeds on various loan and investment assets; cash flows and maturities of interest-sensitive assets and liabilities; and changes in market conditions impacting loan and deposit volume and pricing. These assumptions are inherently uncertain, subject to fluctuation and revision in a dynamic environment; therefore, a model cannot precisely estimate net interest income or exactly predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes and changes in market conditions and the Company's strategies, among other factors.

Due to the low level of risk during the first, second and third years of operation, the Company did not utilize simulation analysis as a tool for measuring the effects of interest rate risk on the income statement. As growth has dictated, the Company is in the process of assessing and acquiring simulation modeling capabilities for use in the future.

In addition to changes in interest rates, the level of future net interest income is also dependent on a number of other variables, including the growth, composition and absolute levels of loans, deposits, and other earning assets and interest-bearing liabilities; economic and competitive conditions; potential changes in lending, investing, and deposit gathering strategies; client preferences; and other factors.

Consolidated Summary of Operations and Selected Statistical Data

($ in thousands, except share data)	Years ended December 31, 2001	2000	1999	1998
Results of Operations:				
Interest income	$ 15,931	$ 12,769	$ 3,682	$
Interest expense	8,102	7,047	1,394	
Net interest income	7,829	5,722	2,288	
Provision for loan losses	1,120	1,355	1,010	
Noninterest income	1,785	1,028	288	
Noninterest expense	6,638	4,909	3,241	473
Income (loss) before income taxes	1,856	486	(1,675)	(473)
Income taxes expense (benefit)	736	(588)		
Net income (loss)	1,120	1,074	(1,675)	(473)
Per Share Data:				
Net ir Basic and diluted	$ 0.44	$ 0.42	$ (0.71)	$ n/m
Book value at end of period	9.29	8.85	8.43	n/m
Dividends declared	n/a	n/a	n/a	n/a
Balance Sheet Data:				
Total assets	$ 291,805	$ 212,413	$ 103,647	$ 397
Total securities available for sale	3,482	10,626	5,816	
Loans held for sale	4,293			
Total loans	232,346	155,880	67,315	
Allowance for loan losses	3,480	2,364	1,010	
Total deposits	256,153	188,296	81,733	
Short-term borrowings	1,060	530	210	
FHLB advances	6,500			
Junior subordinated debentures	3,430			
Stockholders' equity	23,505	22,395	21,320	(473)
Performance Ratios:				
Return on average assets	0.47%	0.68%	(2.96)%	n/m
Return on average stockholders' equity	4.88%	5.04%	(8.25)%	n/m
Net interest margin	3.33%	3.70%	4.20%	n/m
Efficiency ratio	69.04%	72.73%	125.84%	n/m
Dividend payout ratio	n/a	n/a	n/a	n/a
Asset Quality Ratios:				
Nonperforming assets to loans	0.35%	0.00%	0.00%	n/a
Net charge-offs to average loans	0.00%	0.00%	0.00%	n/a
Allowance for loan losses to loans	1.50%	1.52%	1.50%	n/a
Liquidity and Capital Ratios:				
Loan to deposit ratio	90.71%	82.78%	82.36%	n/a
Total stockholders' equity to total assets	8.06%	10.54%	20.57%	n/m
Total risk-based capital	12.12%	14.24%	25.96%	n/m
Tier 1 leverage risk-based capital	10.87%	12.99%	24.79%	n/m
Tier 1 leverage capital	10.02%	11.21%	24.75%	n/m

n/m - not meaningful
n/a - not applicable

ITEM 7. FINANCIAL STATEMENTS

Tower Financial Corporation

Consolidated Balance Sheets

At December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and due from banks	$ 7,634,418	$ 7,910,306
Short-term investments and interest-earning deposits	16,696,853	8,288,169
Federal funds sold	24,344,768	26,517,269
Total cash and cash equivalents	48,676,039	42,715,744
Interest-earning deposits	2,806,000	2,500,000
Securities available for sale, at fair value	3,481,520	10,626,300
Loans held for sale	4,293,350	
Loans	232,346,371	155,880,445
Allowance for loan losses	(3,480,205)	(2,364,509)
Net loans	228,866,166	153,515,936
Premises and equipment, net	1,573,848	1,254,123
Accrued interest receivable	954,805	1,052,576
Other assets	1,152,807	748,029
Total assets	$ 291,804,535	$ 212,412,708
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Noninterest-bearing	$ 28,382,995	$ 25,372,181
Interest-bearing	227,770,072	162,923,943
Total deposits	256,153,067	188,296,124
Short-term borrowings	1,060,000	530,000
Federal Home Loan Bank advances	6,500,000	
Junior subordinated debentures	3,430,225	
Accrued interest payable	288,932	465,872
Other liabilities	866,972	725,219
Total liabilities	268,299,196	190,017,215
STOCKHOLDERS' EQUITY		
Preferred stock, no par value, 4,000,000 shares authorized; no shares issued and outstanding		
Common stock and paid-in-capital, no par value, 6,000,000 shares authorized; 2,530,000 shares issued and outstanding	23,469,770	23,469,770
Retained earnings (accumulated deficit)	45,149	(1,074,806)
Accumulated other comprehensive income (loss), net of tax of $(6,400) in 2001 and $347 in 2000	(9,580)	529
Total stockholders' equity	23,505,339	22,395,493
Total liabilities and stockholders' equity	$ 291,804,535	$ 212,412,708

The following notes are an integral part of the financial statements.

Tower Financial Corporation

Consolidated Statements of Operations

For the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Interest income:			
Loans, including fees	$ 13,840,202	$ 10,181,798	$ 2,368,367
Securities - taxable	420,478	786,116	318,152
Securities - tax exempt	15,891		
Other interest income	1,654,454	1,800,826	995,327
Total interest income	15,931,025	12,768,740	3,681,846
Interest expense:			
Deposits	7,918,267	7,027,543	1,382,182
Short-term borrowings	27,375	18,978	11,748
FHLB advances	116,524		
Junior subordinated debentures	39,375		
Total interest expense	8,101,541	7,046,521	1,393,930
Net interest income	7,829,484	5,722,219	2,287,916
Provision for loan losses	1,120,000	1,355,000	1,010,000
Net interest income after provision for loan losses	6,709,484	4,367,219	1,277,916
Noninterest income:			
Trust fees	798,464	424,251	24,554
Service charges	249,051	84,513	14,720
Loan broker fees	489,944	296,233	216,366
Other fees	247,903	222,767	32,099
Total noninterest income	1,785,362	1,027,764	287,739
Noninterest expense:			
Salaries and benefits	3,892,043	3,077,557	1,886,670
Occupancy and equipment	825,325	635,522	345,698
Marketing	200,451	185,607	141,051
Data processing	219,842	148,028	70,720
Loan and professional costs	525,244	261,484	378,417
Other expense	975,586	600,815	418,541
Total noninterest expense	6,638,491	4,909,013	3,241,097
Income (loss) before income taxes	1,856,355	485,970	(1,675,442)
Income taxes expense (benefit)	736,400	(588,100)	
Net income (loss)	$ 1,119,955	$ 1,074,070	$ (1,675,442)
Basic and diluted earnings (loss) per common share	$ 0.44	$ 0.42	$ (0.71)
Average common shares outstanding	2,530,000	2,530,000	2,344,055
Average common shares and dilutive potential common shares outstanding	2,531,818	2,530,000	2,344,055

The following notes are an integral part of the financial statements.

Tower Financial Corporation

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Net income (loss)	$ 1,119,955	$ 1,074,070	$ (1,675,442)
Other comprehensive income (loss):			
Change in net unrealized appreciation (depreciation) on securities available for sale, net of tax of $(6,747) in 2001 $347 in 2000 and $0 in 1999	(10,109)	1,244	(715)
Comprehensive income (loss)	$ 1,109,846	$ 1,075,314	$ (1,676,157)

The following notes are an integral part of the financial statements.

Tower Financial Corporation

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2001, 2000 and 1999

	Common Stock and Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 1999	$ 10	$ (473,434)	$	$ (473,424)
Issuance of common stock, net of underwriters' fee and offering costs	23,469,770			23,469,770
Retirement of common stock	(10)			(10)
Net loss for 1999		(1,675,442)		(1,675,442)
Change in net unrealized appreciation (depreciation) on securities available for sale, net of tax of $0			(715)	(715)
Balance, December 31, 1999	23,469,770	(2,148,876)	(715)	21,320,179
Net income for 2000		1,074,070		1,074,070
Change in net unrealized appreciation (depreciation) on securities available for sale, net of tax of $347			1,244	1,244
Balance, December 31, 2000	23,469,770	(1,074,806)	529	22,395,493
Net income for 2001		1,119,955		1,119,955
Change in net unrealized appreciation (depreciation) on securities available for sale, net of tax of $(6,747)			(10,109)	(10,109)
Balance, December 31, 2001	$ 23,469,770	$ 45,149	$ (9,580)	$ 23,505,339

The following notes are an integral part of the financial statements.

Tower Financial Corporation

Consolidated Statements of Cash Flows

For the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ 1,119,955	$ 1,074,070	$ (1,675,442)
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Depreciation and amortization	324,916	229,230	113,005
Provision for loan losses	1,120,000	1,355,000	1,010,000
Change in accrued interest receivable	97,771	(746,308)	(306,268)
Change in other assets	(398,031)	(696,649)	73,233
Change in accrued interest payable	(176,940)	333,443	132,429
Change in other liabilities	141,753	473,998	141,221
Origination of loans available for sale	(16,849,805)		
Proceeds from sales of loans available for sale	12,556,455		
Net cash from operating activities	(2,063,926)	2,022,784	(511,822)
Cash flows from investing activities:			
Net change in loans	(76,470,230)	(88,565,925)	(67,315,011)
Net change in interest earning deposits	(306,000)	(2,500,000)	
Purchase of securities available for sale	(29,872,076)	(121,101,318)	(112,185,361)
Proceeds from maturities of securities available for sale	37,000,000	116,293,000	106,368,256
Purchase of equipment and leasehold expenditures	(644,641)	(759,378)	(779,285)
Net cash from investing activities	(70,292,947)	(96,633,621)	(73,911,401)
Cash flows from financing activities:			
Net change in deposits	67,856,943	106,562,886	81,733,238
Net change in short-term borrowings	530,000	320,000	210,000
Repayment of related party notes payable			(760,000)
Gross proceeds from issuance of common stock			25,300,000
Payment of underwriters' fee and offering costs			(1,830,230)
Repurchase and retirement of common stock			(10)
Proceeds from FHLB advances	6,500,000		
Net proceeds from issuance of junior subordinated debentures	3,430,225		
Net cash from financing activities	78,317,168	106,882,886	104,652,998
Net change in cash and cash equivalents	5,960,295	12,272,049	30,229,775
Cash and cash equivalents, beginning of period	42,715,744	30,443,695	213,920
Cash and cash equivalents, end of period	$ 48,676,039	$ 42,715,744	$ 30,443,695
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$ 8,278,481	$ 6,713,078	$ 1,261,501
Income taxes	1,010,474	45,000	

The following notes are an integral part of the financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations, Industry Segments, and Concentrations of Credit Risk: Tower Financial Corporation (the "Company") was incorporated on July 8, 1998. The Company's wholly-owned banking subsidiary, Tower Bank & Trust Company (the "Bank"), opened on February 19, 1999 after receiving federal and state bank regulatory approvals to commence its banking operations. Until February 19, 1999, the Company was in the development stage and its activities were limited to the organization of the Bank as well as the completion of its initial public stock offering. The Company's wholly-owned special purpose trust subsidiary, Tower Capital Trust 1 ("TCT1"), was incorporated on November 1, 2001 for the single purpose of issuing trust preferred securities.

The Company accepts deposits and grants commercial, real estate, and installment loans to customers primarily in northeastern Indiana. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. At December 31, 2001 commercial loans totaled approximately 79.1% of total loans, residential real estate loans totaled approximately 7.2% and home equity and consumer loans totaled approximately 13.7%. Categories of commercial loans at December 31, 2001 exceeding 30% of year-end stockholders' equity are as follows: real estate (including owner-occupied and investment) - $38 million, or 17% of total loans; building, development and general contracting - $29 million or 12% of total loans; medical and health services - $14 million or 6% of total loans; manufacturing - $12 million or 5% of total loans; and wholesale - $8 million or 4% of total loans. The Company also provides trust services to customers. While the Company's management monitors the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's financial services operations are considered by management to be aggregated in one reportable segment.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company, the Bank and TCT1. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided; future results could differ. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

Cash Flow Reporting: Cash and cash equivalents include cash on hand, demand deposits with other financial institutions, short-term investments and federal funds sold. Cash flows are reported net for customer loan and deposit transactions, interest-earning deposits and short-term borrowings with maturities of 90 days or less.

Securities: Securities available for sale consist of those securities which might be sold prior to maturity due to changes in interest rates, prepayment risks, yield, availability of alternative investments, liquidity needs and other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported as other comprehensive income (loss) and stockholders' equity, net of tax, until realized. Other securities, such as Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost. Premiums and discounts on securities are recognized as interest income using the interest method over the estimated life of the security. Gains and losses on the sale of securities available for sale are determined based upon amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days (180 days for residential mortgages). Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in the aggregate for smaller-balance loans of a similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. When analysis of borrower's operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements, the loan is evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing interest rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both the straight-line method and accelerated methods over the estimated useful lives of the respective assets. Maintenance, repairs, and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Stock Compensation: Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options granted, using an option pricing model to estimate fair value.

Income Taxes: Income tax expense is the sum of current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Derivatives: All derivative instruments are recorded at their fair values. If derivative instruments are designated as hedges of fair values, both the change in fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income (loss) and reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of hedges are reflected in earnings as they occur.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance-sheet financial instruments do not include the value of anticipated future business or the value of assets and liabilities not considered financial instruments.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to its shareholders.

Earnings (Loss) Per Common Share: Basic earnings (loss) per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share includes the dilutive impact of any additional dilutive potential common shares issuable under stock options.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes the net change in net unrealized appreciation (depreciation) on securities available for sale, net of tax, which is also recognized as a separate component of stockholders' equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the consolidated financial statements.

New Accounting Pronouncements: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transactions initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at the date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Company's consolidated financial statements.

Note 2 - Securities Available for Sale

The fair value of securities available for sale at December 31, 2001 and 2000 were as follows:

	2001		
	Fair Value	Unrealized Gains	Unrealized Losses
U.S. Government agency debt obligations	$ 1,982,020	$	$ (17,980)
Obligations of states and political subdivisions	402,000	2,000	
Federal Reserve Bank stock	772,500		
Federal Home Loan Bank stock	325,000		
Total investment securities	$ 3,481,520	$ 2,000	$ (17,980)

	2000		
	Fair Value	Unrealized Gains	Unrealized Losses
U.S. Government agency debt obligations	$ 9,956,850	$ 876	$
Federal Reserve Bank stock	522,350		
Federal Home Loan Bank stock	147,100		
Total investment securities	$ 10,626,300	$ 876	$

The fair values of debt investment securities available for sale at December 31, 2001, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

	Weighted Average Yield	Fair Value
Due after one to five years	4.52%	$ 2,384,020

There were no sales of securities during 2001, 2000, or 1999.

Securities with an amortized cost of $2,000,000 were pledged to secure borrowings from the FHLB at December 31, 2001. There were no securities pledged at December 31, 2000.

At December 31, 2001, there were no holdings of any one issue, other than the U.S. Government and its agencies and corporations, in an amount greater than 10% of stockholders' equity.

Note 3 - Loans and Allowance for Loan Losses

Loans at December 31, 2001 and 2000 were as follows:

	2001		2000	
	Balance	%	Balance	%
Commercial	$ 143,087,477	61.6%	$ 98,794,370	63.4%
Commercial real estate	40,551,840	17.5%	30,620,966	19.7%
Residential real estate	16,739,642	7.2%	6,977,947	4.5%
Home equity	16,042,465	6.9%	6,993,762	4.5%
Consumer	15,717,153	6.8%	12,386,400	7.9%
Total loans	232,138,577	100.0%	155,773,445	100.0%
Deferred loan costs	207,794		107,000	
Allowance for loan losses	(3,480,205)		(2,364,509)	
Net loans	$ 228,866,166		$ 153,515,936	

Activity in the allowance for loan losses during 2001, 2000 and 1999 was as follows:

	2001	2000	1999
Beginning balance, January 1	$ 2,364,509	$ 1,009,509	$
Provision charged to operating expense	1,120,000	1,355,000	1,010,000
Charge-offs - commercial	(4,304)		
Charge-offs - consumer			(491)
Recoveries			
Ending balance, December 31	$ 3,480,205	$ 2,364,509	$ 1,009,509

There were $468,863 of nonaccrual and impaired loans at December 31, 2001, with $234,432 of allowance for loan losses allocated. Loans past due greater than 90 days and still accruing interest were $347,233 at December 31, 2001. There were no loans classified as nonaccrual or impaired and no loans past due greater than 90 days and still accruing interest at December 31, 2000 and 1999. There were no troubled debt restructurings at December 31, 2001, 2000 or 1999.

Note 4 - Premises and Equipment, net

Premises and equipment at December 31, 2001 and 2000 were as follows:

	2001	2000
Land	$ 20,000	$
Leasehold improvements	764,432	388,560
Furniture and equipment	1,456,406	1,207,799
Subtotal	2,240,838	1,596,359
Accumulated depreciation	(666,990)	(342,236)
Premises and equipment, net	$ 1,573,848	$ 1,254,123

Information regarding lease commitments and commitments to purchase fixed assets is provided in Note 12.

Note 5 - Deposits

Deposits at December 31, 2001 and 2000 are summarized as follows:

	2001			2000		
	Balance		%	Balance		%
Noninterest-bearing demand	$	28,382,995	11.1%	$	25,372,181	13.5%
Interest-bearing checking		14,909,190	5.8%		10,792,166	5.7%
Money market		112,580,454	44.0%		81,432,217	43.3%
Savings		4,520,632	1.8%		2,391,975	1.3%
Time, under $100,000		30,076,087	11.7%		14,371,661	7.6%
Time, $100,000 and over		65,683,709	25.6%		53,935,924	28.6%
Total deposits	$	256,153,067	100.0%	$	188,296,124	100.0%

The following table shows the maturity distribution for certificates of deposit at December 31, 2001.

	under $100,000		$100,000 and over		Total	
2002	$	18,021,534	$	60,205,119	$	78,226,653
2003		4,983,726		3,092,447		8,076,173
2004		213,597		1,625,960		1,839,557
2005		525,964		647,065		1,173,029
2006		331,266		113,118		444,384
Total	$	24,076,087	$	65,683,709	$	89,759,796

Note 6 - Short-Term Borrowings

Information relating to short-term borrowings, comprised of federal funds purchased at December 31, 2001 and 2000 is summarized below:

	2001		2000	
Outstanding balance at year-end	$	1,060,000	$	530,000
Interest rate at year-end		1.44%		6.19%
Average balance during the year	$	827,452	$	309,454
Average interest rate during the year		3.31%		6.13%
Maximum month-end balance during the year	$	1,060,000	$	530,000

At December 31, 2001 and 2000, the Bank had $6,000,000 and $6,500,000,respectively, in lines of credit available from correspondent banks to purchase federal funds.

Note 7 - Federal Home Loan Bank Advances

At December 31, 2001 and 2000, advances from the Federal Home Loan Bank ("FHLB") were:

	2001	2000
4.09% callable advance, quarterly call option beginning March 22, 2002, principal due at maturity March 22, 2011	$ 2,500,000	
2.99% callable advance, quarterly call option beginning March 12, 2002, principal due at maturity September 12, 2011	4,000,000	
Total Federal Home Loan Bank advances	$ 6,500,000	

At December 31, 2001, in addition to FHLB stock, the Company pledged securities and interest-bearing deposits with the FHLB totaling $7,000,000 to secure advances outstanding.

Note 8 - Junior Subordinated Debentures

On November 16, 2001, TCT1 closed a private placement offering of 3,500 Trust Preferred Securities with a par value of $1,000. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with similar terms to the Trust Preferred Securities. The sole assets of TCT1 are the junior subordinated debentures of the Company and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of TCT1 under the Trust Preferred Securities. Accordingly, this liability is recognized on the balance sheet as junior subordinated debentures. Interest payments are payable quarterly at the annual rate of 9.00% and are included in interest expense in the consolidated financial statements. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2001, the principal amount outstanding of the Trust Preferred Securities was $3,500,000. The principal balance of the Trust Preferred Securities less unamortized issuance costs of $69,775 constitute the amount of the junior subordinated debentures reflected in the consolidated financial statements at December 31, 2001.

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Trust Preferred Securities at maturity or their earlier redemption at the par amount. The maturity date of the Trust Preferred Securities is November 15, 2031. Subject to the Company having received prior approval of the Federal Reserve Bank, if then required, the Trust Preferred Securities are redeemable prior to the maturity date beginning November 15, 2006 and each year thereafter at the option of the Company. The Company has the option to defer interest payments on the Trust Preferred Securities from time to time for a period not to exceed 40 consecutive quarterly periods.

Note 9 - Income Taxes

The consolidated provision for income taxes for the following years ended December 31 are as follows:

		2001	2000	1999
Federal	- current	$ 871,666	$ 288,120	$
	- deferred	(269,975)	(67,352)	(503,048)
State	- current	214,670	34,784	
	- deferred	(79,961)	(18,402)	(140,959)
Change in valuation allowance			(825,250)	644,007
Total income taxes expense (benefit)		$ 736,400	$ (588,100)	$

The effective tax rate differs from the statutory tax rate applicable to corporations as a result of permanent and other differences between accounting and taxable income as shown below:

	2001	2000	1999
Statutory tax rate	34.0%	34.0%	(34.0)%
State tax, net of federal income tax effect	5.6%	5.6%	(5.6)%
Change in deferred tax valuation allowance	0.0%	(169.8)%	38.4%
Other	0.1%	9.2%	1.2%
Effective tax rate (benefit)	39.7%	(121.0)%	%

The net deferred tax asset included the following amounts of deferred tax assets and liabilities at December 31, 2001 and 2000:

	2001	2000
Deferred tax assets:		
Provision for loan losses	$ 1,220,234	$ 799,288
Start-up / pre-opening expenses	125,916	186,355
Net unrealized depreciation on securities available for sale	6,400	
Other	30,196	
Total deferred tax assets	1,382,746	985,643
Deferred tax liabilities:		
Depreciation	(33,099)	(32,256)
Net deferred loan costs	(82,307)	(42,383)
Net unrealized appreciation on securities available for sale		(347)
Total deferred tax liabilities	(115,406)	(74,986)
Net deferred tax asset before asset valuation	1,267,340	910,657
Valuation allowance for deferred tax assets		
Net deferred tax asset	$ 1,267,340	$ 910,657

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. At December 31, 1999 management had determined that an allowance of $825,250 was required; at December 31, 2000, as a result of three consecutive and improved quarters of net income and projections of net income in future periods, management determined that a valuation allowance for deferred tax assets was no longer needed. Hence, during the fourth quarter of 2000, a net tax benefit was recorded to eliminate the valuation allowance previously recorded.

Note 10 - Stock Option Plan

Options to buy stock are granted to directors, officers and employees under the 1998 and 2001 Stock Option and Incentive Plans (the "Plans"), which together provide for issuance of up to 435,000 shares of common stock of the Company. The exercise price of stock options granted under the Plans may not be less than the market price at the date of grant. The maximum option term is ten years. Option vesting occurs over various periods of time ranging from immediate to four years.

A summary of options granted pursuant to the Plans is as follows:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Beginning balance, January 1	307,650	$ 9.94	305,430	$ 9.97		$
Granted	36,780	10.06	27,600	9.64	307,440	9.97
Forfeited	(7,030)	9.26	(25,380)	10.02	(2,010)	10.03
Ending balance, December 31	337,400	9.96	307,650	9.94	305,430	9.97
Options exercisable at year-end	229,748	9.98	145,600	9.98	59,994	10.00
Weighted average fair value of options granted during year	$ 4.72		$ 4.02		$ 4.99	

Options outstanding at December 31, 2001 were as follows:

	Outstanding		Exercisable	
Range of Exercise Prices	# of Options	Weighted Average Years of Remaining Contractual Life	# of Options	Weighted Average Exercise Price
$7.00 - $7.99	500	8.97	125	$ 7.63
$8.00 - $8.99	3,250	8.88	438	8.27
$9.00 - $9.99	27,880	8.07	10,500	9.17
$10.00 - $10.99	305,770	7.30	218,685	10.02
Totals	337,400	7.38	229,748	9.98

In addition to the options outstanding at December 31, 2001, grants of 40,000 shares were made pursuant to the Plans to officers of the Company on February 13, 2002 at an exercise price of $13.55.

Had compensation cost for stock options been measured using SFAS No. 123, net income (loss) and earnings (loss) per share would have been the pro forma amounts indicated below. No actual compensation cost was recognized in 2001, 2000 or 1999.

	2001	2000	1999
Net income (loss) as reported	$ 1,119,955	$ 1,074,070	$ (1,675,442)
Pro forma net income (loss)	918,574	698,356	(2,223,193)
Basic and diluted earnings (loss) per share as reported	0.44	0.42	(0.71)
Pro forma basic and diluted earnings (loss) per share	0.36	0.28	(0.95)

The pro forma effects are computed using option pricing models, with the following weighted average assumptions as of the grant date.

	2001	2000	1999
Risk-free interest rate	4.83%	6.58%	5.01%
Expected option life	8 years	8 years	8 years
Expected stock price volatility	30.85%	34.96%	34.80%
Expected dividend yield	None	None	None

Note 11 - Related Party Transactions

Noninterest bearing notes payable in the amount of $760,000 were outstanding to certain members of the Board of Directors of the Company at December 31, 1998. The notes were paid during the first quarter of 1999 from the proceeds from the Company's initial public offering.

Certain directors and executive officers of the Company, including their immediate families and companies in which they are principal owners, are loan customers of the Bank. At December 31, 2001 and 2000, the Bank had $14,185,680 and $13,618,590, respectively in loan commitments to directors and executive officers, of which $12,508,112 and $12,485,925 were outstanding at the respective year-ends, as reflected in the following table.

Loans to Directors and Executive Officers

	2001	2000
Beginning balance, January 1	$ 12,485,925	$ 10,022,412
New loans	10,541,329	11,624,487
Repayments	(10,519,142)	(9,160,974)
Ending balance, December 31	$ 12,508,112	$ 12,485,925

During 2001, 2000 and 1999, the Company and the Bank engaged in transactions with entities controlled by their respective directors or their affiliates. The Bank leases its headquarters facility from Tippmann Properties, Inc., agent for John V. Tippmann, Sr. The original lease was a 10-year lease commencing on January 1, 1999. During 2001, the original lease term was extended to 15 years with provisions for one renewal term of 10 years at then prevailing market rates. The total amount paid to Tippmann Properties by the Company and the Bank for rent and maintenance was $251,866, $216,476 and $148,518 during 2001, 2000 and 1999, respectively. The lease is accounted for as an operating lease. Refer to Note 12 for a summary of future lease payment commitments under this and other leases.

Note 12 - Commitments and Off-Balance-Sheet Risk

The Bank maintains off-balance-sheet investments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized, if any, in the balance sheet. The Bank's maximum exposure to loan loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of these instruments. Such financial instruments are recorded when they are funded.

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Collateral, such as accounts receivable, securities, inventory, property and equipment, is generally obtained based on management's credit assessment of the borrower.

Fair value of the Bank's off-balance-sheet instruments (commitments to extend credit and standby letters of credit) is based on rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. At December 31, 2001 and 2000, the rates on existing off-balance-sheet instruments were equivalent to current market rates, considering the underlying credit standing of the counterparties.

The Bank's maximum exposure to credit losses for loan commitments and standby letters of credit outstanding at December 31, 2001 and 2000 was as follows:

	2001	2000
Commitments to extend credit	$ 51,544,001	$ 31,220,148
Standby letters of credit	362,100	248,982
Total	$ 51,906,101	$ 31,469,130

Management does not anticipate any significant losses as a result of these commitments.

The Company and the Bank occupy their respective headquarters, offices and other facilities under long-term operating leases and, in addition, are parties to long-term contracts for data processing and operating systems. The future minimum annual commitments under all operating leases as of December 31, 2001 are as follows:

Year	Lease Commitments
2002	$ 452,074
2003	509,280
2004	476,446
2005	498,873
2006	489,143
Thereafter	3,620,079
Total	$ 6,045,895

The Bank has outstanding commitments to purchase land for a future branch location of approximately $330,000 at December 31, 2001.

Under the terms of certain employment contracts, upon the occurrence of certain events resulting in the severance of certain executive officers' employment with the Company, payments may be required to be made in excess of amounts that have been accrued.

Note 13 - Employee Benefit Plans

The Company established a 401(k) plan effective March 1, 1999 covering substantially all of its employees. During 1999, 2000 and 2001, the 401(k) plan allowed employees to contribute up to 15% of their compensation. The Company may match a portion of the employees' contributions and provide investment choices for the employees, including investment in common stock of the Company. Matching contributions are vested equally over a six-year period. Company matching contributions to the 401(k) plan are determined annually by management and approved by the Board of Directors. The Company made no contribution to the plan during 1999 or 2000. In December 2000, the Board of Directors approved an employer contribution for the 2001 plan year matching 50% of the first 6% of the compensation contributed. This contribution was also approved for 2002. The total contribution made by the Company during 2001 was $58,243.

Note 14 - Fair Values of Financial Instruments

The following schedule reflects the carrying values and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000. Items which are not financial instruments are not shown.

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 48,676,039	$ 48,676,039	$ 42,715,744	$ 42,715,744
Interest earning deposits	2,806,000	2,806,000	2,500,000	2,500,000
Securities available for sale	3,481,520	3,481,520	10,626,300	10,626,300
Loans held for sale	4,293,350	4,293,350		
Loans, net	228,866,166	230,071,524	153,515,936	152,420,304
Accrued interest receivable	954,805	954,805	1,052,576	1,052,576
Financial liabilities:				
Deposits	(256,153,067)	(257,243,804)	(188,296,124)	(188,518,515)
Short-term borrowings	(1,060,000)	(1,060,000)	(530,000)	(530,000)
FHLB advances	(6,500,000)	(6,503,532)		
Junior subordinated debentures	(3,430,225)	(3,430,225)		
Accrued interest payable	(288,932)	(288,932)	(465,872)	(465,872)

Estimated fair value for securities available for sale is based on quoted market values for the individual securities or for equivalent securities. Estimated fair value for loans is based on the rates charged at year-end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid and the allowance for loan losses is considered to be a reasonable estimate of discount for credit quality concerns. Estimated fair value for IRAs, CDs, short-term borrowings, fixed rate advances from the FHLB and the junior subordinated debentures is based on the rates at year-end for new deposits or borrowings, applied until maturity. Estimated fair value for other financial instruments and off-balance-sheet loan commitments is considered to approximate carrying value.

Note 15 - Regulatory Matters

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

In addition, as a condition to regulatory approvals of the Bank's formation, the Bank was required to have capitalization sufficient to provide a ratio of Tier 1 capital to total assets of not less than eight percent (8%) and Tier 1 capital to average assets in excess of nine percent (9%), all during the first three years of operation. Management believes, as of December 31, 2001 and 2000, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Federal Reserve Bank of Chicago and the Indiana Department of Financial Institutions categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There have been no conditions or events since that notification which management believes have changed the Bank's category.

Actual and required capital amounts and ratios are presented in the schedule below as of December 31, 2001 and 2000:

2001	Total Risk-Based Capital *	Tier 1 Risk-Based Capital *	Tier 1 Leverage Capital *
Minimum capital adequacy ratio	8.00%	4.00%	4.00%
Percent to be well capitalized	10.00%	6.00%	5.00%
Actual % - December 31, 2001			
Company	12.12%	10.87%	10.02%
Bank	11.90%	10.65%	9.81%
At December 31, 2001:			
Required capital for minimum capital adequacy			
Company	$ 19,881,389	$ 9,940,695	$ 10,786,532
Bank	19,889,506	9,944,753	10,793,341
Required capital to be well capitalized			
Company	24,851,737	14,911,042	13,483,165
Bank	24,861,884	14,917,130	13,491,676
Actual capital			
Company	30,121,386	27,014,919	27,014,919
Bank	29,578,177	26,470,441	26,470,441

2000	Total Risk-Based Capital *	Tier 1 Risk-Based Capital *	Tier 1 Leverage Capital *
Minimum capital adequacy ratio	8.00%	4.00%	4.00%
Percent to be well capitalized	10.00%	6.00%	5.00%
Actual % - December 31, 2000			
Company	14.24%	12.99%	11.21%
Bank	12.11%	10.86%	9.41%
At December 31, 2000:			
Required capital for minimum capital adequacy			
Company	$ 13,794,101	$ 6,897,050	$ 7,994,282
Bank	13,637,602	6,818,801	7,862,686
Required capital to be well capitalized			
Company	17,242,626	10,345,576	9,992,852
Bank	17,047,002	10,228,201	9,828,358
Actual capital			
Company	24,552,875	22,394,964	22,394,964
Bank	20,638,303	18,504,543	18,504,543

* See discussion above the tables relative to additional capital requirements that were in effect for the first three years of the Bank's operations.

The Bank was required to maintain a noninterest bearing balance with the Federal Reserve Bank to meet regulatory reserve and clearing requirements. The average reserve balance was approximately $203,000 during 2001 and $178,000 during 2000.

Note 16 - Earnings Per Share

The following table reflects the calculation of basic and diluted earnings (loss) per common share for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Basic			
Net income (loss)	$ 1,119,955	$ 1,074,070	$ (1,675,442)
Weighted average common shares outstanding	2,530,000	2,530,000	2,344,055
Basic earnings (loss) per common share	$ 0.44	$ 0.42	$ (0.71)
Diluted			
Net income (loss)	$ 1,119,955	$ 1,074,070	$ (1,675,442)
Weighted average common shares outstanding	2,530,000	2,530,000	2,344,055
Add: dilutive effect of assumed stock option exercises	1,818		
Weighted average common shares and dilutive additional potential common shares outstanding	2,531,818	2,530,000	2,344,055
Diluted earnings (loss) per common share	$ 0.44	$ 0.42	$ (0.71)

Note 17 - Parent Company-Only Condensed Financial Statements

Following are condensed parent company (the Company's) financial statements as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000, 1999.

Condensed Balance Sheets

	2001	2000
Assets		
Cash and cash equivalents	$ 647,663	$ 3,956,954
Investment in Tower Bank & Trust Company	26,460,861	18,505,072
Investment in the Tower Capital Trust 1	108,000	
Total assets	$ 27,216,524	$ 22,462,026
Liabilities and Stockholders' Equity		
Other liabilities	$ 172,960	$ 66,533
Borrowings from Tower Capital Trust 1	108,000	
Junior subordinated debentures	3,430,225	
Stockholders' equity	23,505,339	22,395,493
Total liabilities and stockholders' equity	$ 27,216,524	$ 22,462,026

Condensed Statements of Operations

	2001	2000	1999
Income			
Interest income	$ 58,689	$ 210,518	$ 363,151
Other income			822
Total income	58,689	210,518	363,973
Expense			
Interest expense	40,590		
Salaries and benefits			284,742
Professional fees	169,657	170,874	138,165
Other expense	7,985	9,036	77,589
Total expense	218,232	179,910	500,496
Income (loss) before income taxes expense (benefit) and equity in undistributed net income (loss) of subsidiaries	(159,543)	30,608	(136,523)
Income taxes expense (benefit)	(63,600)		
Equity in undistributed net income (loss) of Tower Bank & Trust Company	1,215,898	1,043,462	(1,538,919)
Net income (loss)	$ 1,119,955	$ 1,074,070	$ (1,675,442)
Comprehensive income (loss)	$ 1,109,846	$ 1,075,314	$ (1,676,157)

Condensed Statements of Cash Flows

	2001	2000	1999
Cash flows from operating activities			
Net income (loss)	$ 1,119,955	$ 1,074,070	$ (1,675,442)
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Equity in undistributed (income) loss of subsidiary	(1,215,898)	(1,043,462)	1,538,919
Change in other assets			182,656
Change in other liabilities	106,427	62,715	(106,182)
Net cash from operating activities	10,484	93,323	(60,049)
Cash flows from investing activities			
Capital investment into Tower Bank & Trust Company	(6,750,000)	(4,000,000)	(15,000,000)
Capital investment into Tower Capital Trust 1	(108,000)		
Net cash from investing activities	(6,858,000)	(4,000,000)	(15,000,000)
Cash flows from financing activities			
Repayment of related party notes payable			(760,000)
Gross proceeds from issuance of common stock			25,300,000
Payment of underwriters' fee and offering costs			(1,830,230)
Repurchase and retirement of common stock			(10)
Net proceeds from borrowings from Tower Capital Trust 1	108,000		
Net proceeds from issuance of junior subordinated debentures	3,430,225		
Net cash from financing activities	3,538,225		22,709,760
Net change in cash and cash equivalents	(3,309,291)	(3,906,677)	7,649,711
Cash and cash equivalents, beginning of period	3,956,954	7,863,631	213,920
Cash and cash equivalents, end of period	$ 647,663	$ 3,956,954	$ 7,863,631

Report of Independent Accountants

Board of Directors and Tower Financial Corporation Stockholders
Fort Wayne, Indiana

We have audited the accompanying consolidated balance sheets of Tower Financial Corporation as of December 31, 2001 and 2000 and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Tower Financial Corporation for the year ended December 31, 1999 were audited by other auditors whose report dated January 13, 2000 expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tower Financial Corporation as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Fort Wayne, Indiana
January 16, 2002

Crowe, Chizek and Company LLP

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Company filed a Form 8-K on November 3, 2000 to report to the Securities and Exchange Commission that the Company had dismissed PricewaterhouseCoopers LLP ("PWC"), on October 30, 2000, as the Company's principal independent accountants. PWC's reports on the Company's financial statements for the years ended December 31, 1999 and December 31, 1998 did not contain an adverse opinion or disclaimer of opinion, and neither report was modified as to uncertainty, audit scope, or accounting principles. The Company's decision to change accountants was approved by the Company's Audit Committee and the Board of Directors. PWC had been the Company's principal independent accountants since the Company's organization on July 8, 1998 during which time there were no disagreements with PWC as described in Item 304(a)(1)(iv) of Regulation S-B.

On October 30, 2000, the Company engaged Crowe, Chizek and Company LLP to act as the Company's principal independent accountants.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

The information required by this Item concerning the directors, and nominees for director and executive officers of the Company and concerning disclosure of delinquent filers is incorporated herein by reference to the Company's definitive Proxy Statement for its 2002 Annual Meeting of Shareholders, to be filed with the Commission pursuant to Regulation 14A within 120 days after the end of the Company's last fiscal year.

ITEM 10. EXECUTIVE COMPENSATION.

The information required by this Item concerning remuneration of the Company's officers and directors and information concerning material transactions involving such officers and directors is incorporated herein by reference to the Company's definitive Proxy Statement for its 2002 Annual Meeting of Shareholders which will be filed with the Commission pursuant to Regulation 14A within 120 days after the end of the Company's last fiscal year.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information required by this Item concerning the stock ownership of management and five percent beneficial owners is incorporated herein by reference to the Company's definitive Proxy Statement for its 2002 Annual Meeting of Shareholders which will be filed with the Commission pursuant to Regulation 14A within 120 days after the end of the Company's last fiscal year.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this Item concerning certain relationships and related transactions is incorporated herein by reference to the Company's definitive Proxy Statement for its 2002 Annual Meeting of Shareholders which will be filed with the Commission pursuant to Regulation 14A within 120 days after the end of the Company's last fiscal year.

ITEM 13. **EXHIBITS AND REPORTS ON FORM 8-K.**

(a) Exhibits:

A list of exhibits required to be filed as part of this Annual Report is set forth in the Index to Exhibits, which immediately precedes such exhibits and is incorporated herein by reference.

(b) There were no reports on Form 8-K filed during the fourth quarter of 2001.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER FINANCIAL CORPORATION

Date: March 8, 2002

By: /s/ Donald F. Schenkel
Donald F. Schenkel
Chairman of the Board, President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Donald F. Schenkel Donald F. Schenkel	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)	March 8, 2002
/s/ Kevin J. Himmelhaver Kevin J. Himmelhaver	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)	March 8, 2002
/s/ Keith E. Busse Keith E. Busse	Director	March 8, 2002
/s/ Kathryn D. Callen Kathryn D. Callen	Director	March 8, 2002
/s/ Peter T. Eshelman Peter T. Eshelman	Director	March 8, 2002
/s/ Michael S. Gouloff Michael S. Gouloff	Director	March 8, 2002
/s/ Craig S. Hartman Craig S. Hartman	Director	March 8, 2002

Signature	Title	Date
/s/ Jerome F. Henry, Jr. Jerome F. Henry, Jr.	Director	March 8, 2002
/s/ R.V. Prasad Mantravadi, M.D. R.V. Prasad Mantravadi, M.D.	Director	March 8, 2002
/s/ Michael J. Mirro, M.D. Michael J. Mirro, M.D.	Director	March 8, 2002
/s/ Debra A. Niezer Debra A. Niezer	Director	March 8, 2002
/s/ William G. Niezer William G. Niezer	Director	March 8, 2002
/s/ Maurice D. O'Daniel Maurice D. O'Daniel	Director	March 8, 2002
/s/ Leonard I. Rifkin Leonard I. Rifkin	Director	March 8, 2002
/s/ Joseph D. Ruffolo Joseph D. Ruffolo	Director	March 8, 2002
/s/ Larry L. Smith Larry L. Smith	Director	March 8, 2002
/s/ John V. Tippmann, Sr. John V. Tippmann, Sr.	Director	March 8, 2002
/s/ J. Richard Tomkinson J. Richard Tomkinson	Director	March 8, 2002
/s/ Irene A. Walters Irene A. Walters	Director	March 8, 2002

INDEX TO EXHIBITS

Exhibit No.		Description
3.1	(1)	Restated Articles of Incorporation of the Registrant
3.2		Amended By-Laws of the Registrant
10.1	(1)	Lease Agreement dated October 6, 1998 between the Registrant and Tippmann Properties, Inc.
10.2	(1)	Electronic Data Processing Services Contract dated October 1, 1998 between Registrant and Rurbanc Data Services, Inc.
10.3*	(1)	1998 Stock Option and Incentive Plan
10.5*	(1)	Employment Agreement dated December 1, 1998 between the Registrant and Kevin J. Himmelhaver
10.6*	(1)	Employment Agreement dated December 1, 1998 between the Registrant and Curtis A. Brown
10.7	(2)	Lease Agreement dated February 16, 1999 between the Registrant and Opal Development
10.9	(2)	Lease Agreement dated December 6, 1999 between the Registrant and Chestnut Development
10.10	(3)	Lease Agreement dated August 8, 2000 between the Registrant and Rogers Markets Inc.
10.11	(4)	Amendment to the Lease Agreement dated October 6, 1998 between the Registrant and Tippmann Properties, Inc.
10.12	(5)	Agreement to purchase unimproved real estate dated August 14, 2001 between the Registrant and J – J Parent Corporation
10.13*	(6)	2001 Stock Option and Incentive Plan
10.14*		Employment Agreement dated January 1, 2002 between the Registrant and Donald F. Schenkel
10.18*		Supplemental Executive Retirement Plan dated January 1, 2002
10.19*		Deferred Compensation Plan dated January 1, 2002
10.20*		Deferred Compensation Plan for Non-Employee Directors dated January 1, 2002
10.21*	(7)	401(k) Plan of the Registrant
21		Subsidiaries of the Company
23		Consent of Independent Accountants
23.1		Consent of Independent Accountants
99		Report of Independent Accountants

* The indicated exhibit is a management contract compensatory plan or arrangement required to be filed by Item 601 of Regulation S-B.

(1) The copy of this exhibit filed as the same exhibit number to the Company's Registration Statement on Form SB-2 (Registration No. 333-67235) is incorporated herein by reference.

(2) The copy of this exhibit filed as the same exhibit number to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1999, is incorporated herein by reference.

(3) The copy of this exhibit filed as the same exhibit number to the Company's Quarterly Report on Form 10-QSB for the three months ended September 30, 2000, is incorporated herein by reference.

(4) The copy of this exhibit filed as the same exhibit number to the Company's Quarterly Report on Form 10-QSB for the three months ended June 30, 2001, is incorporated herein by reference.

(5) The copy of this exhibit filed as the same exhibit number to the Company's Quarterly Report on Form 10-QSB for the three months ended September 30, 2001, is incorporated herein by reference.

(6) The copy of this exhibit filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Registration No. 333-64194) is incorporated herein by reference.

(7) The copy of this exhibit filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Registration No. 333-64318) is incorporated herein by reference.

Tower Financial Corporation

Directors and Executive Officers:

Curtis A. Brown
EVP, Chief Lending Officer

Keith E. Busse
President & CEO
Steel Dynamics

Kathryn D. Callen, Trustee
University of Saint Francis

Peter T. Eshelman
President & CEO
American Specialty

Michael S. Gouloff, President
Schenkel Shultz

Craig S. Hartman
Chairman & CEO
Fall Creek Housing

Jerome F. Henry, Jr., President
Midwest Pipe & Steel

Kevin J. Himmelhaver
EVP, Chief Financial Officer
& Secretary

R.V. Prasad Mantravadi, M.D.
Partner
Radiation Oncology Associates

Michael J. Mirro, M.D.
Partner
Fort Wayne Cardiology / IMA

Debra A. Niezer, Chief
Operating Officer & Treasurer
AALCO Distributing Co.

William G. Niezer
CEO
Acordia of Indiana, LLC

Maurice D. O'Daniel, Chairman
O'Daniel Automotive

Leonard I. Rifkin
Chairman & CEO
OmniSource

Joseph D. Ruffolo
Partner
Ruffolo Richard LLC

Donald F. Schenkel
Chairman, President & CEO

Larry L. Smith
President & CEO
QCOnics

John V. Tippmann, Sr.
Chairman
Tippmann Group

J. Richard Tomkinson
President & Owner
Tomkinson Automotive Group

Irene A. Walters
University Relations
& Communications, IPFW

Tower Bank & Trust Company

Executive Management:

Donald F. Schenkel
Chairman, President & CEO

Curtis A. Brown
EVP, Chief Lending Officer
& Chief Operating Officer

Kevin J. Himmelhaver
EVP, Chief Financial Officer
& Secretary

Senior Vice Presidents:

Kevin E. Patrick
Corporate Services

Gary D. Shearer
Trust Services

James E. Underwood
Credit Administration

Vice Presidents:

Wendell L. Bontrager
Corporate Services

David A. Fee
Trust Services

Jane M. Flint
Small Business Services

Timothy L. Frey
Trust Services

Trois K. Hart
Marketing & Public Relations

Rebecca A. Hillyard
Trust Services

Thomas G. Obergfell
Corporate Services

Sharon J. Peters
Trust Services

Judy Quackenbush
Mortgage Lending

Michael A. Rice
Technology & Operations

James M. Ryan
Corporate Services

Amy M. Weisman
Retail Services

Assistant Vice Presidents:

Lori A. B. Hoffman
Customer Care

Jan DeMeritt
Private Banking

Douglas K. Meyer
Corporate Services

Jomare Bowers-Mizzell
Small Business Services

Officers:

Greg Bireley
Assistant Manager
Downtown Banking Center

Marie Doty
Compliance

Joellen Gustin
Trust Operations

Kathy Kast
Corporate Services

Diana M. Meese
Manager
Dupont Banking Center

Jean Mignone
Manager
Southwest Banking Center

Robert C. Nix
Quality

Dennis D. Tratnyek
Loan Review

Dennis Walker
Operations

Shareholder Information

Annual Meeting
The Company's Annual Meeting of Shareholders will be held on Tuesday, April 16, 2002, at Tower Bank, 116 East Berry St., Fort Wayne, IN 46802 at 5:30 p.m.

Administrative Headquarters
116 East Berry Street
Fort Wayne, IN 46802
(260) 427-7000
towerbank.net

Legal Counsel
Baker & Daniels
111 E. Wayne St.
Suite 800
Fort Wayne, IN 46802

Independent Certified
Public Accountants
Crowe, Chizek and
Company LLP
490 Lincoln Tower
Fort Wayne, IN 46802

Common Stock Listing
Nasdaq National Market
Symbol: TOFC

Stock Registrar
& Transfer Agent
EquiServe Trust Company, N.A.
c/o EquiServe
150 Royall Street
Canton, MA 02021
1-877-282-1168

This annual report to shareholders includes a complete copy of the Company's annual report on Form 10-KSB, excluding exhibits. Copies of exhibits may be obtained upon written request of any shareholder of the Company. Please mail your request to Kevin J. Himmelhaver, EVP, Chief Financial Officer & Secretary of the Company, 116 East Berry St., Fort Wayne, IN 46802.



116 E. BERRY ST., FORT WAYNE, IN 46802
PHONE 260-427-7000 · towerbank.net

TFCCM-AR-02